May 14, 2014
Algonquin Power & Utilities Corp.
NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS
MANAGEMENT INFORMATION CIRCULAR

Dear Shareholder,
We invite you to attend the Annual Meeting of Common Shareholders on Wednesday, June 18, 2014. It will be held at the Oakville Conference Centre, 2515 Wyecroft Road, Oakville, Ontario, L6L 6P8, at 4:00 p.m. (Eastern Time).
The Board of Directors and management are looking forward to meeting with you to discuss the achievements in 2013 and outline some of our plans for the future of Algonquin Power & Utilities Corp. The meeting will provide an opportunity to ask questions and meet with management, the Board of Directors and fellow shareholders.
At the meeting, shareholders will be voting on a number of matters. Please take the time to read this Management Information Circular. It contains important information about the business to be conducted at the meeting, the Board of Director nominees, the Board of Director’s corporate governance practices, and our approach to compensation.
It is important that you exercise your vote, either in person at the meeting, or by completing and sending in your proxy or voting instruction form prior to the meeting.
We look forward to seeing you.
Yours Sincerely,

(signed) “Kenneth Moore”            (signed) “Ian Robertson”
Kenneth Moore                    Ian Robertson
Chair of the Board of Directors            Chief Executive Officer

It is important to vote your shares.
Please submit your vote before the date indicated on your voting instruction form, or by Tuesday, June 17, 2014 if voting by proxy.

Notice of Annual Meeting of Common Shareholders of
Algonquin Power & Utilities Corp.

Date Wednesday, June 18, 2014 Time 4:00 p.m. (Eastern Time) Place Oakville Conference Centre 2515 Wyecroft Road Oakville, Ontario, L6L 6P8
Business of the Annual Meeting
of Common Shareholders

At the meeting, shareholders will be asked to:
1.    Receive the financial statements for the year ended December 31, 2013 and the auditor’s report on the statements;
2.    Appoint the auditor;
3.    Elect directors;
4.    Consider, and if thought fit, pass an advisory resolution (the full text of which is set out in Schedule “A” to this Circular) approving the Corporation’s approach to executive compensation, as further described in the Circular;
5.    Consider, and if thought fit, pass a resolution (the full text of which is set out in Schedule “B” to this Circular) approving the adoption of the Corporation’s performance and restricted share unit plan, as fully described in Schedule “C” to this Circular; and to
6.    Consider any other business that may be properly brought before the Annual Meeting of Common Shareholders or any adjournment.

By order of the Board of Directors

(signed) “Kenneth Moore”
Kenneth Moore
Chair of the Board of Directors
May 14, 2014

Important
If you are unable to attend the meeting in person, please complete, sign and return the enclosed form of proxy to the Corporation, c/o CST Trust Company, in the envelope provided for that purpose, or deliver it by mail to the Corporation, c/o CST Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1, or by facsimile to 416-368-2502 or 1-866-781-3111, or by electronic mail to proxy@canstockta.com so as to arrive not later than 4:00 p.m. (Eastern Time) on June 17, 2014.

MANAGEMENT INFORMATION CIRCULAR
May 14, 2014

We are sending you this Management Information Circular to solicit proxies by and on behalf of management of Algonquin Power & Utilities Corp. for use at our Annual Meeting of Common Shareholders on June 18, 2014, or any adjournment. You are entitled to receive notice of and vote at the meeting if you were a shareholder as of the close of business on May 12, 2014. We encourage you to review this Circular and exercise your right to vote.
Enclosed with this Circular is a proxy or voting instruction form. The solicitation will be made primarily by mail, but proxies may also be solicited personally, in writing or by telephone by employees of the Corporation, the directors (“Directors”) of the Corporation or by the Corporation’s transfer agent, CST Trust Company, at a nominal cost. The costs of solicitation will be borne by the Corporation.
“Algonquin”, “the Corporation”, “we” and “our” means Algonquin Power & Utilities Corp., unless otherwise indicated. “Common Shareholder”, “shareholder”, “you” and “your” means a holder of common shares (“Common Shares”) of Algonquin Power & Utilities Corp.
All dollar amounts in this Circular are expressed in Canadian dollars unless otherwise indicated.
The information in this Circular is as of May 12, 2014 unless we have stated otherwise.
Approval of this Circular
The Board of Directors has approved the content and sending of this Management Information Circular.

(signed) “Kenneth Moore”
Kenneth Moore
Chair of the Board of Directors
Algonquin Power & Utilities Corp.
May 14, 2014

Caution concerning forward-looking statements and non-GAAP Measures
Forward-looking statements
Certain statements included herein contain forward-looking information within the meaning of certain securities laws. These statements reflect the views of Algonquin with respect to future events, based upon assumptions relating to, among others, the performance of Algonquin’s assets and the business, interest and exchange rates, commodity market prices, and the financial and regulatory climate in which it operates. These forward looking statements include, among others, statements with respect to the expected performance of Algonquin, its future plans and its dividends to shareholders. Statements containing expressions such as “anticipates”, “believes”, “continues”, “could”, “expect”, “estimates”, “intends”, “may”, “outlook”, “plans”, “project”, “strives”, “will”, and similar expressions generally constitute forward-looking statements.
Since forward-looking statements relate to future events and conditions, by their very nature they require Algonquin to make assumptions and involve inherent risks and uncertainties. Algonquin cautions that although it believes its assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include the impact of movements in exchange rates and interest rates; the effects of changes in environmental and other laws and regulatory policy applicable to the energy and utilities sectors; decisions taken by regulators on monetary policy; and the state of the Canadian and the United States (“U.S.”) economies and accompanying business climate. Algonquin cautions that this list is not exhaustive, and other factors could adversely affect results. Given these risks, undue reliance should not be placed on these forward-looking statements. In addition, such statements are made based on information available and expectations as of the date of this document and such expectations may change after this date. Algonquin reviews material forward-looking information it has presented, not less frequently than on a quarterly basis. Algonquin is not obligated to nor does it intend to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as required by law.
Non-GAAP Financial Measures
The terms “adjusted net earnings”, “earnings before interest, taxes, depreciation and amortization” (“EBITDA”) and “adjusted earnings before interest, taxes, depreciation and amortization” (“Adjusted EBITDA”) are used throughout this document. The terms adjusted net earnings, EBITDA and Adjusted EBITDA are not recognized measures under United States Generally Accepted Accounting Principles (“GAAP”). There is no standardized measure of adjusted net earnings, EBITDA and Adjusted EBITDA, consequently Algonquin’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies.
EBITDA is a non-GAAP metric used by many investors to compare companies on the basis of ability to generate cash from operations. Algonquin uses these calculations to monitor the amount of cash generated by Algonquin as compared to the amount of dividends paid by Algonquin. Algonquin uses Adjusted EBITDA to assess the operating performance of the Corporation without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition costs, litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests and gain or loss on foreign exchange, earnings or loss from discontinued operations and other typically non-recurring items. Algonquin adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the Corporation. Algonquin believes that presentation of this measure will enhance an investor’s understanding of Algonquin’s operating performance. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with GAAP.
Adjusted net earnings is a non-GAAP metric used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or litigation expenses and are viewed as not directly related to a company’s operating performance. Net earnings of Algonquin can be impacted positively or negatively by gains and losses on derivative financial instruments, including foreign exchange forward contracts, interest rate swaps and energy forward purchase contracts as well as to movements in foreign exchange rates on foreign currency denominated debt and working capital balances. Adjusted weighted average shares outstanding represents weighted average shares outstanding adjusted to remove the dilution effect related to shares issued in advance of funding requirements. Algonquin uses adjusted net earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations and other typically non-recurring items as these are not reflective of the performance of the underlying business of Algonquin. Algonquin believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. It is not intended to be representative of net earnings or loss determined in accordance with US GAAP.
A calculation and analysis of adjusted net earnings, EBITDA and Adjusted EBITDA can be found in the Corporation’s most recent Management’s Discussion & Analysis filed on SEDAR at www.sedar.com.

VOTING INFORMATION

You are asked to vote on the following items:

•	Election of Directors;

•	Appointment of Ernst & Young LLP as auditors;

•	An advisory resolution to accept the approach to executive compensation disclosed in this Circular; and

•
A resolution (the full text of which is set out in Schedule “B” to this Circular) approving the adoption of the Corporation’s performance and restricted share unit plan, as further described in this Circular, and as fully set out in Schedule “C” to this circular.

A simple majority of the votes cast by proxy or in person will constitute approval of matters voted on at the Meeting, except as otherwise specified.
On May 12, 2014, the record date established for notice of the Meeting, there were 207,450,360 outstanding Common Shares that are eligible to vote. Each outstanding Common Share is entitled to one vote. All Shareholders as of the record date are entitled to vote at the Meeting, or any adjournment, either in person or by proxy.
To the knowledge of the Directors and officers of the Corporation, as of the date of this Circular, no person or company beneficially owned, directly or indirectly, or controlled or directed 10% or more of the Corporation’s Common Shares, except Emera Incorporated (“Emera”), that directly owns 50,126,766 Common Shares, representing 24% of the outstanding Common Shares. As described in a strategic investment agreement between Emera and the Corporation, Emera has control and direction over 15% of the Common Shares directly owned by Emera, while the remaining Common Shares owned by Emera are subject to contractual obligations generally requiring Emera to vote in favour of matters recommended by the Board of Directors for approval by shareholders of the Corporation.
VOTING INSTRUCTIONS

You can vote your Common Shares by proxy or in person at the Meeting. Please follow the instructions below based on whether you are a registered or beneficial (non-registered) shareholder.
Beneficial (non-registered) Shareholders
You are a non-registered shareholder (“Non-Registered Holder”) if you hold Common Shares through an intermediary such as a securities broker, trustee, financial institution, or depository such as CDS Inc.
Non-Registered Holders should carefully follow the instructions of their intermediaries and their intermediaries’ service companies regarding the voting process.
The Corporation has distributed copies of the meeting materials to intermediaries for further distribution to Non-Registered Holders. Intermediaries are required to forward the meeting materials to Non-Registered Holders and receive voting instructions from them unless a Non-Registered Holder has waived the right to receive the meeting materials. Intermediaries often use service companies to forward the meeting materials to Non-Registered Holders. Generally, Non‑Registered Holders who have not waived the right to receive the meeting materials will:

(a)
be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the instructions on the form (which may, in some cases, permit the completion of the voting instruction form by telephone, fax or internet); or

(b)	less typically, be given a proxy which has already been signed by the intermediary, restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder, but which is otherwise uncompleted. The Non-Registered Holder who wishes to submit the proxy should properly complete and deposit it with the Corporation or CST Trust Company, as described in the notice of meeting. This proxy need not be signed by the Non-Registered Holder.
The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own.
Voting in person at the Meeting
We do not have unrestricted access to the names of our non-registered shareholders. If you attend the Meeting, we may have no record of your shareholdings or entitlement to vote, unless your intermediary has appointed you as proxyholder.
Should a Non-Registered Holder who receives a proxy signed by the intermediary wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should:

•	strike out the names of the persons named in the proxy and insert the name of the Non-Registered Holder (or such other person) in the blank space provided.

•	Do not fill in the voting instructions because you will be voting at the meeting.

•	When you arrive at the Meeting, present yourself to a representative at the registration table.
A Non-Registered Holder who receives a voting instruction form should follow the instructions for voting in person that are provided on the voting instruction form.
Changing your vote
If you have already sent your completed voting instruction form to your intermediary and you change your mind about your voting instructions, or want to vote in person at the Meeting, contact your intermediary to find out whether this is possible and what procedure to follow.
Registered Shareholders
You are a registered shareholder if you have a share certificate for Common Shares and they are registered in your name or if you hold Common Shares through direct registration. You will find a form of proxy in this package.
Voting by proxy
Voting by proxy means you are giving the person or persons named in your form of proxy the authority to attend the Meeting, or any adjournment, and vote your Common Shares for you. Please mark your vote, sign, date and follow the return instructions provided in the enclosed form of proxy. By doing this, you are giving the Directors or officers of Algonquin who are named in the form of proxy the authority to vote your Common Shares at the Meeting, or any adjournment.
You can choose another person or company to be your proxyholder, including someone who is not a shareholder of Algonquin. You can do so by inserting the name of the person or company in the blank space provided on the form of proxy. If you appoint someone else, he or she must be present at the Meeting to vote your Common Shares.
Voting at the Meeting

•	You do not need to complete or return your form of proxy.

•	Simply attend the Meeting and present yourself to a representative at the registration table.

•	You will be provided with ballots in order to vote at the Meeting.

Changing your vote
A Shareholder who has given a proxy may revoke the proxy by delivering a signed written notice, including another proxy, to the Corporation as provided below. A Shareholder may also revoke a proxy in any other manner permitted by law, but prior to the exercise of such proxy in respect of any particular matter.
How your proxy will be voted
On the form of proxy, you can indicate how you want your proxyholder to vote your Common Shares, or you can let your proxyholder decide for you. If you have specified on the form of proxy how you want your Common Shares to be voted on a particular issue then your proxyholder must follow your instructions. If you have not specified on the form of proxy how you want your Common Shares to be voted on a particular issue, then your proxyholder can vote your Common Shares as he or she sees fit.
Processing the votes
Proxies are counted by our transfer agent, CST Trust Company. CST Trust Company protects the confidentiality of individual shareholder votes, except if:

•	the shareholder clearly intends to communicate his or her individual position to the board or management; or

•	it is necessary to comply with legal requirements.
Voting results
Following the Meeting, a report on the voting results will be available in the investor centre of our website at www.algonquinpowerandutilities.com and will be filed with securities regulators at www.sedar.com.
Meeting minutes
The minutes of the Meeting will be available in the investor centre of our website at www.algonquinpowerandutilities.com and printed copies may be obtained free of charge from the Corporation by contacting: Chief General Counsel & Corporate Secretary, Algonquin Power & Utilities Corp., 2845 Bristol Circle, Oakville, Ontario, Canada L6H 7H7.
To be effective, proxies must be deposited with the Corporation, by mail to CST Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1, or by facsimile to 416-368-2502 or 1-866-781-3111, or by electronic mail to proxy@canstockta.com not later than 4:00 p.m. (Eastern Time) on June 17, 2014 or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned meeting. Proxies may also be delivered to the chair of the Meeting before the commencement of the Meeting or any adjournment thereof.

MATTERS TO BE ACTED ON AT THE MEETING

1.    Receipt of Financial Statements
The audited consolidated financial statements of the Corporation for its fiscal year ended December 31, 2013 are included in the Annual Report, which has been mailed to shareholders, is available in electronic format on Algonquin’s website at www.algonquinpowerandutilities.com, and will also be presented at the Meeting.
2.    Appointment of Auditor
The Audit Committee has reviewed the performance of Ernst & Young LLP, including its independence relating to the audit and recommends the re-appointment of Ernst & Young LLP as Auditors. Ernst & Young LLP have been auditors of the Corporation since 2013.
In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the appointment of Ernst & Young LLP as auditors of the Corporation to hold office until the next annual meeting of Shareholders or until a successor is appointed.
3.    Election of Directors
The Corporation’s articles provide that the Board is to consist of a minimum of three (3) and maximum of twelve (12) directors. The number of Directors to be elected at the Meeting is seven (7). The seven (7) persons proposed for nomination for election as Directors are listed in the “Director Nominees” section of this circular. Under the Corporation’s by-laws, Directors are elected annually. Each Director elected at the Meeting will hold office until the next annual meeting or until his or her successor is duly elected or appointed.
In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the appointment as Directors of the proposed nominees whose names are set out in the “Director Nominees” section of this circular, each of whom has been a Director since the date indicated opposite the proposed nominee’s name. Management does not contemplate that any of the proposed nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.
4.    Advisory Vote on Executive Compensation
In May 2012, the Board adopted a policy to annually provide Shareholders with an advisory vote, based on the Model ‘Say on Pay’ Policy for Boards of Directors published by the Canadian Coalition for Good Governance.
The Board believes that Shareholders should have the opportunity to fully understand the objectives, philosophy and principles the Board has used in its approach to executive compensation decisions and to have an advisory vote on the Board’s approach to executive compensation.
We hope that Shareholders will carefully review the “Statement of Corporate Governance Practices” section beginning at page 18 and “Statement of Executive Compensation Practices” section beginning at page 27 of this Circular before voting on this matter. The “Compensation Discussion and Analysis” section discusses the Corporation’s compensation philosophy and approach to executive compensation, what our named executive officers are paid and how their level of compensation is determined. This disclosure has been approved by the Board of Directors on the recommendation of the Corporate Governance Committee.
We encourage any Shareholder who has comments on the Corporation’s approach to executive compensation to forward these comments to the Chair of the Corporate Governance Committee at Algonquin Power & Utilities Corp., 2845 Bristol Circle, Oakville, Ontario, L6H 7H7, Attention: Chief General Counsel & Corporate Secretary.
At the Meeting, Shareholders will have the opportunity to vote on the Corporation’s approach to executive compensation through consideration of the advisory resolution set out in Schedule “A” of this Circular.

As this is an advisory vote, the results will not be binding upon the Board. However, the Board will take into account the results of the vote, together with feedback received from Shareholders in the course of Shareholder engagement activities, in considering its approach to executive compensation in the future.
Unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the advisory resolution on executive compensation.
5.    Performance and Restricted Share Unit Plan
Effective January 1, 2011, the Corporation adopted a performance share unit plan for employees of the Corporation and its participating affiliates (the “Original PSU Plan”), under which employees could be awarded performance share units (“PSUs”) which track the value of the Corporation’s Common Shares over time, and which could be paid out following vesting in cash or in Common Shares purchased on the open market. On March 6, 2014, the Board approved amendments to the Original PSU Plan, to allow plan awards to be paid in whole or in part with Common Shares issued from treasury, to allow restricted share units (“RSUs”) to be awarded under the plan, to conform provisions of the plan to TSX requirements or general corporate governance principles and to make certain other consequential amendments.
The Original PSU Plan, with the amendments approved by the Board in March 2014 (as amended, the “PSU and RSU Plan”), has been approved by the Toronto Stock Exchange (the “TSX”), subject to Shareholder approval at the Meeting. If the PSU and RSU Plan is approved by Shareholders at the Meeting, the plan will become effective as of the date of the Meeting.
The primary terms of the PSU and RSU Plan are described below, and the full text of the plan is included as Schedule “C” to this circular.
Purposes of the PSU and RSU Plan
The purposes of the PSU and RSU Plan are to (i) promote a significant alignment between employees of the Corporation and the growth objectives of the Corporation, (ii) associate a portion of participating employees’ compensation with the performance of the Corporation over the long term and (iii) retain critical employees to drive the business success of the Corporation.
Participants
Grants may be made under the PSU and RSU Plan to executives or other employees of the Corporation or of any affiliate of the Corporation. For the purpose of the PSU and RSU Plan, an “affiliate” is any corporation, partnership or other entity (i) in which the Corporation, directly or indirectly, has majority ownership interest or (ii) which the Corporation controls.
Committee
The PSU and RSU Plan, like the Original PSU Plan, will be administered by a committee (the “Committee”) consisting of designated executives of the Corporation or its relevant affiliates or, in respect of any grants made to such designated executives, the Board or a committee designated by the Board.
The Committee has the authority, among other things, to (i) make grants of PSUs or RSUs to participants under the PSU and RSU Plan as reflected in an award agreement thereunder (an “Award Agreement”); (ii) determine the terms of the grants of PSUs and RSUs, including vesting terms, any performance criteria applicable to PSUs, the manner of settlement of PSUs and RSUs and the consequence of a termination of employment of the participant; (iii) determine whether and the extent to which performance criteria applicable to the vesting of a PSU or other conditions to the vesting of a PSU or RSU have been satisfied or are to be waived or modified; (iv) amend the terms of any outstanding Award Agreement (but only with consent of the relevant participant where an amendment would materially adversely affect the existing rights of the participant with respect to then outstanding PSUs or RSUs, except where the amendment is required to comply with applicable law); (v) determine whether any adjustments to the terms of the PSUs or RSUs are required to reflect stock dividends, stock splits or other corporate reorganizations affecting the Common Shares, and the terms of those adjustments; (vi) interpret the PSU and RSU Plan and any Award Agreements; and (vii) make other determinations deemed necessary or advisable for the administration of the PSU and RSU Plan.

Award Determination
Awards granted under the PSU and RSU Plan will be made with a specified dollar value (the “Award Value”) as of the date of grant, as determined by the Committee. In the case of PSUs, the Committee may determine any performance criteria applicable to the PSU.
The number of PSUs granted to a participant for a performance period is determined by dividing the Award Value for the award to such participant divided by the Market Value of the Common Shares as at the end of the calendar quarter immediately preceding the date of the award, rounded down to the next whole number.
The number of RSUs granted to a participant is determined by dividing the Award Value of the award provided to the participant in the form of RSUs by the Market Value of the Common Shares as at the end of the calendar quarter immediately preceding the date of the award, rounded down to the next whole number.
The “Market Value” for purposes of the PSU and RSU Plan is (i) the volume-weighted average trading price of the Common Shares on the TSX (or such other stock exchange in Canada on which the Common Shares are traded) for the five trading days preceding the date in question, or (ii) if the Common Shares are not traded on a stock exchange, the fair market value of the Common Shares as determined by the Committee.
Adjustments to PSUs and RSUs
Whenever cash dividends are paid on the Common Shares during the performance period applicable to a particular Award Agreement, additional PSUs or RSUs (“Dividend PSUs” or “Dividend RSUs”), as applicable, will be credited to the participant’s PSU or RSU account, as applicable. The number of Dividend PSUs or Dividend RSUs to be so credited will be calculated by dividing (i) the amount of the cash dividend that would have been paid to the participant if each of the PSUs and RSUs recorded in the participant’s account as at the record date for the cash dividend had been Common Shares by (ii) the Market Value on the date on which the dividend is paid on the Common Shares.
In the event of any stock dividends, stock splits or other corporate reorganizations affecting the Common Shares, proportionate adjustments to reflect such change or changes will be made with respect to the number of PSUs and RSUs outstanding under the PSU and RSU Plan, on a basis proportionate to the number of PSUs and RSUs in the participant’s account or some other appropriate basis, all as determined by the Committee.
Vesting and Payment of Awards
Each whole PSU and RSU will give a participant the right to receive either Common Shares or a cash payment, as determined by the Committee, in accordance with the terms of the PSU and RSU Plan and the applicable Award Agreement. A participant will have no right to receive Common Shares or a cash payment with respect to any PSUs or RSUs that do not become vested.
On the first day immediately following the end of a performance period in respect of a PSU grant, the relevant PSUs (including Dividend PSUs) in the participant’s PSU account maintained by the Corporation will vest in an amount equal to the number of relevant PSUs multiplied by a performance adjustment factor, as determined by the Committee in accordance with the participant’s Award Agreement. Where the performance adjustment factor is zero, no such PSUs will vest. Any PSUs that do not become vested are forfeited by the participant.
RSUs (including Dividend RSUs) will vest on the vesting dates specified in the relevant Award Agreement, in such proportion as may be determined in accordance with the Award Agreement. Any RSUs that do not become vested are forfeited by the participant.
Where a participant’s vested PSUs or RSUs have been designated by the Committee as payable in Common Shares, the participant will receive a number of Common Shares equal to (i) the number of vested PSUs as of the last day of the relevant performance period or (ii) the number of RSUs that have been designated for payment in Common Shares on the vesting date.
Where a participant’s vested PSUs or RSUs have not been designated by the Committee as payable in Common Shares, the participant will receive a cash payment equal to (i) in the case of PSUs, the Market Value of the Common Shares as of the last day of the relevant performance period multiplied by the number of vested PSUs or (ii) in the case of RSUs, the Market Value of the Common Shares determined as of the vesting date of such RSUs multiplied by the number of vested RSUs.

Funding of Awards to be Paid in Common Shares
PSU or RSU awards that are paid in Common Shares may be paid by Common Shares issued from treasury or by Common Shares purchased on the open market.
The maximum number of Common Shares that are issuable under the PSU and RSU Plan to pay awards is limited to an aggregate of 500,000 Common Shares. Any issuances of Common Shares from treasury to pay awards will be issued at a price per Common Share equal to the Market Value on the date of issuance.
Any purchases of Common Shares pursuant to the PSU and RSU Plan will be made on the open market by a broker designated by the Corporation who is independent of the Corporation in accordance with rules of the stock exchange on which the Common Shares are listed and who is a member of such stock exchange.
Insider Participation Limit
Awards under the PSU and RSU Plan will not be paid in Common Shares issued from treasury if, at the time of such issuance, such issuance could result, at any time, in:

(i)
the number of Common Shares reserved for issuance to Insiders (as defined in the TSX rules) under such plan, together with Common Shares reserved for issuance to Insiders under all other Securities-Based Compensation Arrangements (as defined in the TSX rules), exceeding 10% of the issued and outstanding Common Shares; or

(ii)
the issuance to Insiders, within a one year period, of a number of Common Shares under such plan, together with Common Shares that may be issued to Insiders under all other Securities-Based Compensation Arrangements, exceeding 10% of the issued and outstanding Common Shares.

Death, Absences, Termination of Employment, Change of Control
Where a participant’s employment is terminated by reason of the participant’s death prior to the vesting of the participant’s PSUs or RSUs, (i) the PSUs credited to the participant’s account as at December 31 of the year preceding the participant’s death will continue to be eligible for vesting and (ii) the RSUs credited to the participant’s account as at December 31 of the year preceding the participant’s death will vest as of the participant’s date of death.
Where a participant takes a leave of absence from the Corporation or an affiliate, as applicable, for a period of at least 90 days prior to the end of the performance period (in the case of PSUs) or the vesting date (in the case of RSUs), the participant’s PSUs and RSUs will continue to be eligible for vesting, but at a prorated rate based on the number of whole and partial months that the participant was an active employee between the date of the award and the end of the performance period (in the case of PSUs) or the vesting date (in the case of RSUs). Where the leave of absence extends beyond the end of a performance period for PSUs or a vesting date for RSUs and the participant fails to return to full-time employment within 180 days after such end of performance period or vesting date, no PSUs or RSUs that would otherwise have vested will vest, and the participant will receive no payment or compensation therefor.
In the event that, during a performance period for PSUs or prior to the vesting date for RSUs, a participant’s employment is terminated by the Corporation or an affiliate for any reason or the participant voluntarily terminates his or her employment with the Corporation or an affiliate, no portion of the PSUs or RSUs that would otherwise vest at the end of the performance period or on the vesting date, as applicable, will vest, and the participant will receive no payment or compensation therefor.
Subject to the terms of the relevant Award Agreement, in the event of a change of control of the Corporation, the PSUs and RSUs credited to the account of the participant as at the date of the change of control, will become vested PSUs and RSUs on a one-for-one basis on the date of change of control, unless otherwise determined by the Committee. As soon as practical following the change of control, the participant will, at the discretion of the Committee, receive a payment in cash and/or Common Shares equal to the number of vested RSUs or PSUs, as applicable, multiplied by the price at which the Common Shares are valued for the purposes of the transactions giving rise to the change of control.

No Shareholder Rights
PSUs and RSUs are not Common Shares and will not entitle a participant to any shareholder rights, including, without limitation, voting rights, dividend entitlement or rights on liquidation.
Assignment
The assignment or transfer of the PSUs or RSUs, or any other benefits under the PSU and RSU Plan, will not be not permitted, other than by operation of law.
Administration and Amendments to the Plan
Unless otherwise determined by the Board, the PSU and RSU Plan will be administered by the Committee.
The Corporation (or an affiliate, as applicable) may withhold any amount payable to a participant, either under the PSU and RSU Plan or otherwise, or may require the sale of such number of Common Shares, in each case as may be necessary to permit the Corporation (or the affiliate, as applicable) to comply with applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions.
The PSU and RSU Plan may be amended or terminated at any time by the Committee in whole or in part, provided that:

(i)
no amendment of the plan will, without the consent of the participants affected by the amendment, or unless required by applicable law, adversely affect the rights of such participants with respect to PSUs or RSUs granted prior to the date of the amendment;

(ii)	no amendment of the plan will be effective unless such amendment is approved by the TSX; and

(iii)	approval by a majority of the votes cast by shareholders present and voting in person or by proxy at a meeting of shareholders of the Corporation shall be obtained for any:

(a)	amendment for which, under the requirements of the TSX or any applicable law, shareholder approval is required;

(b)	reduction of the purchase price of Common Shares issued or purchased to pay awards granted under the plan or the cancellation and reissuance of awards under the plan;

(c)	extension of the term of an award under the plan beyond the original expiry date of the award;

(d)	any amendment to remove or exceed the insider participation limit;

(e)	an increase to the maximum number of Common Shares issuable from treasury under the plan;

(f)	amendments to eligible participants that may permit the introduction or non-employee Directors on a discretionary basis;

(g)	allowance of awards granted under the plan to be transferable or assignable other than for estate settlement purposes; or

(h)	amendment to the amendment provision of the plan.
Resolution approving the PSU and RSU Plan
At the Meeting, Shareholders will be asked to consider, and if thought advisable, pass, with or without amendment, a resolution (the “PSU and RSU Plan Resolution”) to approve the PSU and RSU Plan, the full text of which is set out in Schedule “B” to this Circular.
In order to be effective, the PSU and RSU Plan Resolution must be approved by a simple majority of 50% plus one vote of the votes cast by the Shareholders in respect thereof at the Meeting.
In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the PSU and RSU Plan Resolution, unless the Shareholder who has given the proxy has directed that the Common Shares represented thereby be voted against such resolution.

DIRECTOR NOMINEES

The following tables set forth the name and background information with respect to the seven (7) persons proposed for nomination for election as Directors, including the name and jurisdiction of residence of such person, principal occupation or employment for the past five (5) years and a summary of their experience, the date each such person was first elected as a Director, and the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by such person (as furnished by the respective nominee). The aggregate number of Common Shares held by Directors and officers of the Corporation is 991,283 which represents 0.48% of the issued and outstanding Common Shares.

Christopher Ball is the Executive Vice President of Corpfinance International Limited, and President of CFI Capital Inc., both of which are investment banking boutique firms. From 1982 to 1988, Mr. Ball was Vice President at Standard Chartered Bank of Canada with responsibilities for the Canadian branch operation. Prior to that, Mr. Ball held various managerial positions with the Canadian Imperial Bank of Commerce. He is also a member of the Hydrovision International Advisory Board, was a director of Clean Energy BC, and is a recipient of the Clean Energy BC Lifetime Achievement Award.

Christopher Ball Age 63 Toronto, Ontario, Canada Director since: 2009(1) Independent Chair of the Audit Committee Compensation Committee	Security ownership guideline: $180,000 Total value of securities held: $338,424
Securities Held: Common Shares: 24,200 valued at $193,600 as at May 12, 2014 Deferred Share Units: 18,103 valued at $144,824 as at May 12, 2014
Board/Committee membership attendance
	Board Audit Committee Compensation Committee	10/10 5/5 5/5
(1) Prior to becoming a director of the Corporation, from 2002 to 2009, Mr. Ball served as a Trustee of Algonquin Power Income Fund, the predecessor organization to the Corporation.

Christopher Huskilson has been the President and Chief Executive Officer of Emera, a North American energy and services company, since November 2004. He is also Chair of Emera Maine, a Director of Nova Scotia Power Inc. and serves as the Chair or as a Director of a number of other Emera affiliated companies. Mr. Huskilson has held a number of positions within Nova Scotia Power Inc. and its predecessor, Nova Scotia Power Corporation, since June 1980. Mr. Huskilson holds a Bachelor of Science in Engineering and a Master of Science in Engineering from the University of New Brunswick.

Christopher Huskilson Age 56 Wellington, Nova Scotia, Canada Director since: 2009(1) Non-Independent (CEO of Emera, a 24% Shareholder) Chair of the Compensation Committee Corporate Governance Committee	Security ownership guideline: $nil(2) Total value of securities held: $nil(2)
Securities Held:
Mr. Huskilson does not own any Shares personally. Mr. Huskilson is the CEO of Emera which corporation owns 50,126,766 Shares valued at $401,014,128 as at May 12, 2014.
Deferred Share Units Owned: N/A(3)

Board/Committee membership attendance
	Board Governance Committee Compensation Committee	10/10 3/5 5/5
(1)    Prior to becoming a Director of the Corporation, from July 2009 to October 2009, Mr. Huskilson served as a Trustee of Algonquin Power Income Fund, the predecessor organization to the Corporation.
(2)    Mr. Huskilson is the President and Chief Executive Officer of Emera which owns 50,126,766 Common Shares of the Corporation. The Board determined that the guidelines are not applicable to Mr. Huskilson personally.
(3)    Director fees can be paid in part by the issuance of DSUs, as elected by each director. Director fees owed to Mr. Huskilson are paid directly to Emera. As a result no DSUs are held by Mr. Huskilson.

Christopher Jarratt has over 25 years of experience in the independent electric power and utility sectors. Mr. Jarratt is a founder and principal of Algonquin Power Corporation Inc., a private independent power developer formed in 1988 which is the predecessor organization to APCo and Algonquin. Between 1997 and 2009, Mr. Jarratt was a principal in Algonquin Power Management Inc. which managed APCo (formerly Algonquin Power Income Fund). Since 2010, Mr. Jarratt has been a board member and served as Vice Chair of Algonquin. Prior to 1988, Mr. Jarratt was a founder and principal of a consulting firm specializing in renewable energy project development and environmental approvals. Mr. Jarratt earned an Honours Bachelor of Science degree from the University of Guelph in 1981 specializing in water resources engineering and holds a Professional Engineering designation. In 2009, Mr. Jarratt completed the Chartered Director program of the Directors College (McMaster University) and holds the certification of Ch. Dr. (Chartered Director). In addition, Mr. Jarratt was co-recipient of the 2007 Ernst & Young Entrepreneur of the Year finalist award.

Christopher Jarratt Age 55 Oakville, Ontario, Canada Director since: 2010 Non-Independent (Vice Chair of Algonquin)	Security ownership guideline: $1,245,270 Total value of securities held: $3,694,224
Securities Held: Common Shares: 434,026(1) valued at $3,472,208 as at May 12, 2014 Performance Share Units: 27,752 valued at $222,016 as at May 12, 2014
Board/Committee membership attendance
	Board	10/10
(1)    Mr. Jarratt owns 323,074 Common Shares and Algonquin Power Corporation (CKJ) Inc. (a private corporation owned by Mr. Jarratt) owns 110,952 Common Shares. Mr. Jarratt exercises control and direction over the Common Shares owned by Algonquin Power Corporation (CKJ) Inc.

Kenneth Moore is the Managing Partner of NewPoint Capital Partners Inc., an investment banking firm. From 1993 to 1997, Mr. Moore was a senior partner at Crosbie & Co., a Toronto midmarket investment banking firm. Prior to investment banking, he was a Vice-President at Barclays Bank where he was responsible for a number of leveraged acquisitions and restructurings. Mr. Moore holds a Chartered Financial Analyst designation. Additionally, he has completed the Chartered Director program of the Directors College (McMaster University) and has the certification of Ch. Dir. (Chartered Director).

Kenneth Moore Age 56 Toronto, Ontario, Canada Director since: 2009(1) Independent Chair of the Compensation Committee Corporate Governance Committee	Security ownership guideline: $450,000 Total value of securities held: $490,448
Securities Held: Common Shares: 18,000 valued at $144,000 as at May 12, 2014 Deferred Share Units: 43,306 valued at $346,424 as at May 12, 2014
Board/Committee membership attendance
	Board Audit Committee Compensation Committee	10/10 5/5 5/5
(2) Prior to becoming a director of the Corporation, from 1998 to 2009, Mr. Moore served as a Trustee of Algonquin Power Income Fund, the predecessor organization to the Corporation.

Ian Robertson is the Chief Executive Officer of the Corporation. Mr. Robertson is a founder and principal of Algonquin Power Corporation Inc., a private independent power developer formed in 1988 which was a predecessor organization to Algonquin. Mr. Robertson has over 23 years of experience in the development of electric power generating projects and the operation of diversified regulated utilities. Mr. Robertson is an electrical engineer and holds a Professional Engineering designation through his Bachelor of Applied Science degree awarded by the University of Waterloo. Mr. Robertson earned a Master of Business Administration degree from York University and holds a Chartered Financial Analyst designation. Additionally, he has completed the Chartered Director program of the Directors College (McMaster University) and has the certification of Ch. Dir. (Chartered Director). Commencing in 2013, Mr. Robertson has served on the Board of Directors of the American Gas Association.

Ian Robertson Age 54 Oakville, Ontario, Canada Director since: 2010 Non-Independent (CEO of Algonquin)	Security ownership guideline: $1,559,025 Total value of securities held: $3,735,960
Securities Held: Common Shares: 432,250(1) valued at $3,458,000 as at May 12, 2014 Performance Share Units: 34,745 valued at $277,960 as at May 12, 2014
Board/Committee membership attendance
	Board	10/10
(1)    Mr. Robertson directly owns 327,514 Common Shares and Techno Whiz Kid Inc. (a private corporation owned by Mr. Robertson) owns 104,736 Common Shares. Mr. Robertson exercises control and direction over the Common Shares owned by Techno Whiz Kid Inc.

Masheed Saidi has 30 years of operational and business leadership experience in the electric utility industry. Ms. Saidi is an Executive Consultant of Energy Initiatives Group, a specialized group of experienced professionals that provide technical, commercial and business consulting services to utilities, ISOs, government agencies and other organizations in the energy industry. Between 2005 and 2010, Ms. Saidi was the Chief Operating Officer and Executive Vice President of US Transmission for National Grid USA, for which she was responsible for all aspects of US transmission business. Ms. Saidi previously served on the Board of Directors on the Northeast Energy and Commerce Association. She serves as Chairman of the Board of Directors for the non-profit organization Mary’s Shelter. She earned her Bachelors in Power System Engineering from Northeastern University and her Masters of Electrical Engineering from the Massachusetts Institute of Technology. She is a Registered Professional Engineer (P.E.)

Masheed Saidi Age 59 Dana Point, California, United States Director since: New Nominee Independent	Security ownership guideline(1): $180,000 Total value of securities held: $8,000
Securities Held: Common Shares: 1,000 valued at $8,000 as at May 12, 2014 Deferred Share Units: Nil
Board/Committee membership attendance
	Board	N/A(2)
(1) Ms. Saidi has until 2019 to achieve ownership targets under the guideline (2) Ms. Saidi is a new nominee to the board of directors

George Steeves is the principal of True North Energy, an energy consulting firm specializing in the provision of technical and financial due diligence services for renewable energy projects. From January 2001 to April 2002, Mr. Steeves was a division manager of Earthtech Canada Inc. Prior to January 2001, he was the President of Cumming Cockburn Limited, an engineering firm, and has extensive financial expertise in acting as a chair, director and/or audit committee member of public and private companies, including the Corporation, and formerly Borealis Hydroelectric Holdings Inc. and KMS Power Income Fund. Mr. Steeves received a Bachelor and Masters of Engineering from Carleton University and holds the Professional Engineering designation in Ontario and British Columbia. Additionally he has completed the Chartered Director program of the Directors College (McMaster University) and has the certification of Ch. Dir. (Chartered Director).

George Steeves Age 64 Aurora, Ontario, Canada Director since: 2009(1) Independent Chair of the Corporate Governance Committee Audit Committee	Security ownership guideline: $180,000 Total value of securities held: $319,224
Securities Held: Common Shares: 17,241(2) valued at $145,928 as at May 12, 2014 Deferred Share Units: 21,662 valued at $181,296 as at May 12, 2014
Board/Committee membership attendance
	Board Audit Committee Governance Committee	10/10 4/5 5/5
(1)    Prior to becoming a director of the Corporation, from 1997 to 2009, Mr. Steeves served as a Trustee of Algonquin Power Income Fund, the predecessor organization to the Corporation.
(2)    Mr. Steeves’ directly owns 14,327 Common Shares and Mr. Steeves’ spouse owns 2,914 Common Shares. Mr. Steeves exercises control and direction over the Common Shares owned by his spouse.

Director Skill Matrix
The following chart outlines the key areas of expertise and experience for each Director nominee.

	Christopher Ball	Christopher Huskilson	Christopher Jarratt	Ken Moore	Ian Robertson	Masheed Saidi	George Steeves
Independent: In accordance with Section 1.4 of National Instrument 52-110	•			•		•	•
CEO/Senior Executive: CEO or senior executive experience with large publicly traded organization		•	•		•	•
Governance/Other Directorships: Director of public company and/or significant governance role		•	•	•	•		•
Customer/Stakeholder: Experience in managing stakeholders or represents stakeholder group	•	•	•	•	•	•
Energy Sector: Senior executive experience in the energy sector	•	•	•		•	•	•
Utility Sector: Senior executive experience in the utility sector		•	•		•	•	•
Mergers & Acquisitions/Growth Strategy: Senior executive experience with mergers, acquisitions and/or business growth strategy	•	•	•	•	•	•	•
Compensation and Human Resources: Understanding and experience with human resources issues and compensation policies	•	•	•		•
Financial: Senior financial executive experience	•	•		•	•		•
Legal and Regulatory: Legal and regulatory experience		•	•	•	•	•

NON-MANAGEMENT DIRECTOR COMPENSATION

Compensation Decision Making Process
The compensation of directors is designed to:

•	attract and retain highly skilled and experienced individuals to serve on Algonquin’s Board;

•	ensure alignment with long-term Shareholders’ interest; and

•	recognize the substantial time commitment required to oversee management of the Corporation.
With a view to aligning the interests of Directors and shareholders and providing market competitive compensation, the Compensation Committee reviews the amount and form of non-management Directors’ compensation. The Compensation Committee considers the responsibilities and time commitment required of Algonquin Directors and reviews the competitiveness of board compensation against Canadian corporations with comparable scope and complexity.
Directors who are also officers of Algonquin receive no remuneration as Directors. In fiscal 2013 Algonquin paid its non-management Directors the following compensation:

Annual Retainers	Amount ($)
Chairman of the Board	150,000
Other Director Board Retainer	60,000
Additional Retainers:
Chair of Audit Committee	10,000
Chair of Corporate Governance Committee	7,500
Chair of Compensation Committee	7,500
Director Deferred Share Unit Plan
Directors have the ability to elect to receive some or all of their annual remuneration in the form of Deferred Share Units (“DSUs”). In 2013, Messrs. Moore and Ball elected to receive 50% of their annual remuneration in DSUs. Mr. Steeves elected to receive 66.7% of his annual remuneration in DSUs. Mr. Huskilson’s Director remuneration is paid directly to Emera. As a corporation is not permitted to own DSUs, 100% of Mr. Huskilson’s annual remuneration was paid to Emera in cash.
With the exception of the Chairperson of the Board of Directors, Directors are also entitled to receive additional remuneration for attending meetings of the Board or of a committee of the Board in the amount of $1,500 per meeting attended in person or by telephone. The Directors are entitled to be reimbursed for their reasonable out-of-pocket expenses incurred in connection with the conduct of the Corporation’s business. In the fiscal year ended December 31, 2013, the Corporation paid each Director as indicated below on account of retainer and meeting attendance fees.

Non-Management Director Compensation Table

Director	Fees Earned(1)	Share- Based Awards(3)	Option- Based Awards	Non-equity Incentive Plan Compensation	Pension Value	All other Compensation	Total(1)
	($)	($)	($)	($)	($)	($)	($)
Kenneth Moore Chair of the Board	75,000	75,000	-	-	-	-	150,000
Christopher J. Ball Chair of the Audit Committee	71,000	35,000	-	-	-	-	106,000
George Steeves Chair of the Corporate Governance Committee	52,478	45,022	-	-	-	-	97,500
Christopher Huskilson(2) Chair of the Compensation Committee	94,500	-	-	-	-	-	94,500

(1)
Amounts disclosed represent the aggregate remuneration paid to each Director for (a) attending quarterly meetings, the annual Shareholder meeting, committee meetings, the annual budget approval meeting and business development meetings; and (b) if applicable, acting as chair of the Board and/or Board committees.

(2)	Director fees owed to Christopher Huskilson are paid directly to Emera

(3)
Messrs. Ball, Moore and Steeves elected to receive part of their 2013 payments in the form of DSUs. A DSU has a value equal to one Common Share. DSUs cannot be redeemed until the Director retires, resigns, or otherwise leaves the Board.

Indebtedness of Directors and Others
No current or former directors or officers of Algonquin, or any of its subsidiaries, had any loans with Algonquin or any of its subsidiaries at any time in 2013.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) of the Canadian Securities Regulators requires the disclosure by each listed reporting issuer of its approach to corporate governance. This statement discloses the Corporation’s corporate governance practices.
The Directors consider that the Corporation has complied with the guidelines set out in the NP 58-201 (the “Guidelines”).
Corporate Governance Highlights

Highlights
The Chair of the Board, Chair of the Audit Committee, and Chair of the Governance Committee is independent in accordance with National Instrument 52-110 – Audit Committees.
The Board oversees the Corporation’s strategy and actively participates in the annual strategic planning process which results in the strategic plan.
The Board oversees the Corporation’s risk management.
The Board has a written mandate for the Chair of the Board, the Chair of Committees and the CEO.
New Directors receive a formal orientation process.
New Directors are recruited on the basis that they will make a strong contribution and have the background, skills and experience needed by the Board in view of the Corporation’s strategy.
All Directors are provided support for continuing education to familiarize them with the businesses, investments and risks of the Corporation to enhance their contribution as Directors of the Corporation.

Creating a culture of integrity begins with the tone at the top. Directors, officers and employees are required annually to sign an acknowledgement that they have reviewed and understand the Corporation’s Standards of Business Conduct.

The Corporation has a policy whereby all meetings of the Board of Directors and all committees provide an opportunity for an in-camera session at which management of the Corporation is not present.
The Board is exposed to levels of management within the Corporation in addition to executive management. It is believed that Board exposure to other levels of management advances the succession planning for the Corporation.

The Board annually assesses its performance in order to find ways to improve its effectiveness and the performance of the Chair, individual Directors and the Board committees.
Board of Directors
Director Independence
The Board has determined that in accordance with National Instrument 52-110 – Audit Committees (“NI 52-110”) all nominees, with the exception of Messrs. Robertson, Jarratt and Huskilson, are considered “independent” within the meaning of NI 52-110. Mr. Robertson and Mr. Jarratt, as Chief Executive Officer and Vice Chair, respectively, are the only Directors employed by the Corporation. Mr. Huskilson is the Chief Executive Officer of Emera which owns 50,126,766 Common Shares of the Corporation. Mr. Ken Moore, the Chair of the Board, is independent within the meaning of NI 52-110.

Mandate of the Board of Directors
The Board of Directors has a written mandate to set the strategic direction of the Corporation and to oversee its implementation by management of the Corporation. A copy of the Mandate of the Board of Directors is provided in Schedule “D”.
Strategic Planning
The executive management in collaboration with the Board develops a strategic plan which is presented to the Directors at a mid-year strategic retreat for approval by the Board. The development of the annual strategic plan includes input and presentations from levels of management other than executive management with the objective of introducing such individuals to the Board members and vice versa. Pursuant to the Mandate of the Board of Directors, oversight and guidance of the Corporation’s strategy is one of the primary roles of the Board. Directors participate in the development of the corporate strategy which determines the annual and long term objectives for the Corporation. The Board regularly evaluates the performance of the Corporation in relation to the approved strategy.
Risk Management
The Board of Directors is responsible for overseeing risk. Pursuant to the Mandate of the Board of Directors, the Board is responsible for overseeing the implementation by management of appropriate systems to identify, report, and manage the principal risks faced by the Corporation. The Mandate of the Board of Directors details the responsibility of the Board by reviewing the implementation by management of systems to manage risks and review reports by management relating to the operation of and any material deficiencies in these systems. In addition, the Board verifies that internal, financial, non-financial and business control and information systems have been established by management and that the Corporation is applying appropriate standards of corporate conduct for such controls.
The Board is also responsible for reviewing the Corporation’s insurance program, its uninsured exposure, and business continuity and disaster recovery plans. The Board receives quarterly updates from management on the status of risk management activities and initiatives being undertaken by the Corporation.
Directors Meet without Management
The Board of Directors has adopted a policy whereby all scheduled and unscheduled meetings of the Board of Directors and all committee Meetings, as a matter of course, provide an opportunity for an in-camera session at which management of the Corporation is not present. For the year ended December 31, 2013, all Board of Director and committee meetings had in-camera sessions with management of the Corporation not in attendance.
Independent Chair
Mr. Ken Moore, the Chair of the Board, is an independent Director. The position description of the Chair of the Board requires that the Chair be independent.
Directors’ Membership on Other Public Company Boards
Other than as disclosed below, none of the proposed nominees for election as Directors serves as a director on the board of directors of a public company. Mr. Christopher Huskilson currently serves as a director on the board of directors of Emera, and on Emera affiliated boards including Nova Scotia Power Inc., ICD Utilities Ltd., Light & Power Holdings Ltd., Barbados Light & Power Company Ltd., and Bangor Hydro Electric Company.
Common Memberships on Boards of Public Companies
There are currently no common memberships on boards of public companies among the Corporation’s Directors.
Majority Voting for Election of Directors
In May 2011, the Board adopted a “majority voting” policy with respect to the election of Directors. In March 2014, the Board adopted amendments to the policy to comply with amendments to the TSX Company Manual that will come into effect on June 30, 2014 and will apply to annual shareholder meetings of TSX-listed issuers held after June 30, 2014.

Under the Corporation’s majority voting policy, as amended, where a nominee for Director (the “Subject Director”) is not elected by at least a majority (50% + 1 vote) of the votes cast with regard to his or her election, the Subject Director must immediately tender his or her resignation to the Board. The Corporate Governance Committee of the Board will, within 90 days of the shareholder’s meeting, determine whether to accept the Subject Director resignation, which resignation should be accepted absent exceptional circumstances. The resignation will become effective when accepted by the Board.

As soon as practicable following receipt of the resignation of the Subject Director:

(a)	the Corporation will issue a press release with the Board’s decision including, in the case of the Board not accepting the resignation, the reasoning behind such decision, and

(b)
the Board may (i) leave the resultant vacancy in the Board unfilled until the next annual meeting of shareholders of the Corporation; (ii) fill the vacancy through the appointment of a Director whom the Board considers to merit the confidence of the shareholders of the Corporation; or (iii) call a special meeting of the shareholders of the Corporation to consider the election of a nominee recommended by the Board to fill the vacant position.

The Subject Director will not participate in any meetings of the Board at which his or her resignation is considered.

Following any uncontested meeting at which Directors are elected, the Corporation will issue a news release disclosing the detailed voting results for each director candidate. If a formal count is not conducted, votes represented by proxy shall be disclosed.
The majority voting policy applies only in circumstances involving an uncontested election of Directors, meaning an election in which the number of nominees for Director is equal to the number of Directors to be elected.
In 2013, individual Directors received support from Shareholders, and since the adoption of the Majority Voting Policy, all Director nominees have received a majority “for” vote at the Corporation’s meetings of Shareholders.
Board and Director Assessments
The Board recognizes the value of assessing its effectiveness in order to find ways to improve its effectiveness and the performance of the Chair, individual Directors, and the Board committees including committee Chairs. In August 2013, the Board of Directors adopted a guideline for the Board and Director performance assessment review process. The guideline includes assessing, at least annually by all Directors, the effectiveness and contribution of the Board as a whole, the Chair of the Board, the chairs of all committees and each of the individual Directors.
In accordance with the guideline, the Corporate Governance Committee annually determines the process by which individual Director assessments will be undertaken. The process may include the use of questionnaires, one-on-one interviews between individual Directors and the Board Chair, or such other process the Corporate Governance Committee determines appropriate. A report of the assessment is developed and presented to the Board of Directors at the conclusion of the assessment. The report includes the identification of issues arising from the assessment, an action plan for improvement and the progress is monitored by the Corporate Governance Committee.
In December 2013, the Chair of the Board interviewed each Director as part of the annual assessment review process. The following questions were sent to each Director in advance of the interview for their consideration:

•	Assessment of the Board: the Directors were asked to assess the effectiveness of the Board of Directors and suggest improvements.

•	Assessment of the Board Committees: the Directors were asked to assess the effectiveness of the individual committees, including committees that the Director is, and is not a member of.

•	Self-Assessment: the Directors were asked to assess their own performance as Directors and committee members, including what might make them more effective.

•	Peer Assessment: The Directors were asked to provide comments on the performance of their peer Directors.
The assessment of the Chair of the Board was conducted in a meeting of all Directors that was led by the Chair of the Corporate Governance Committee and excluded the Board Chair. The results of the assessment of the Chair were provided to the Chair in a one-on-one meeting between the Chair and the Chair of the Corporate Governance Committee. In addition, the meeting also provides an opportunity for the Chair to share the results of the individual Director meetings with the Chair of the Corporate Governance Committee and to jointly develop action plans where necessary.
The Corporate Governance Committee prepared a report detailing the findings and results of the 2013 Board and Director Performance Assessment and this report was presented to the Board.
Director Share Ownership Guidelines
In order to align the interests of non-management Directors and Shareholders, the non-management Directors are subject to share ownership guidelines whereby they are expected to own Common Shares and/or DSUs with a value of not less than three times the Annual Director’s Retainer within a specified timeframe of five years. For the status of each Director nominee under the Director Share Ownership Guidelines, see their biographies listed earlier in this Circular. The guideline states that if a non-management director’s share ownership falls below the minimum guidelines due to a decline in the share price, such director will have three (3) years to restore compliance.
Board Size
The Articles of Incorporation provide that the number of Directors on the Corporation’s Board must not be less than three (3) and not more than twelve (12). Seven (7) Director nominees are being proposed for election at the Meeting.
Board Diversity
The Board recognizes the benefits of promoting diversity, both within Algonquin and at the Board of Directors level. In assessing candidates and selecting nominees for the Board, diversity is an important factor considered by the Governance Committee. To ensure there is sufficient gender diversity on the Corporation’s Board of Directors, the Corporation has nominated two female Directors for election at the annual Shareholders’ meeting on June 18, 2014. The list of Director nominees includes one woman out of seven Director nominees, or 14 per cent.
Nomination of Directors
The Corporate Governance Committee serves as the Director nominating and evaluation committee and will recommend new Directors as the need arises.
The Corporate Governance Committee is responsible for providing the Corporation with a list of nominees for election as Directors at the Corporation’s annual meeting of Shareholders. The Corporate Governance Committee creates and reviews the criteria for selecting Directors by assessing the personal qualities, business experience and qualifications of current Directors. It also assesses the Corporation’s ongoing needs and circumstances, geographical representation and the overall experience of the Board. In recruiting new Directors, the Corporate Governance Committee considers the background, skills and experience desired for Directors in view of the Corporation’s strategy and activities. It develops a plan for the recruitment of additional director nominees who can provide those characteristics. Director nominees must, in the opinion of the Corporate Governance Committee, be able to contribute to the broad range of issues which come before the Board for consideration. They must be able to devote the time necessary to prepare for and attend meetings of the Board and committees of the Board to which they may be appointed.
The Corporate Governance Committee regularly evaluates the expected turnover of Directors in advance of their retirement from the Board and develops an effective succession plan that includes creating overlap, where possible, between new Directors and retiring ones.

Director Recruitment Process
The Corporate Governance Committee uses the services of a search consulting firm in order to assist it in identifying suitable Director candidates. When the Corporation engages a search consulting firm, it requests the development of a list of potential candidates based on the criteria developed by the Corporate Governance Committee for the selection of a new Director. The consulting firm screens candidates and discusses potential candidates with Corporate Governance Committee members, and creates a list of primary candidates. Based on this list, the search firm determines the interest and availability of the potential candidates. This process is designed carefully to provide the best opportunity for strong Board candidates. Each potential Director candidate is interviewed by the Chair of the Board, the Corporate Governance Committee Chair, the Chief Executive Officer, and in most cases by additional Directors.
In 2013, the Corporate Governance Committee initiated a process to expand the Board of Directors. The Corporate Governance Committee believes that expansion of the Board will benefit the Corporation through board diversity (both gender and geographic), the addition of independent Board members, and the broadening of the skill set of the Board. The Corporate Governance Committee believes that expansion of the Board by one (1) member will contribute to the achievement of these benefits.
Committees of the Board of Directors
Audit Committee
The Board has established an audit committee (“Audit Committee”) comprised of Mr. Christopher Ball (Chair), Mr. Kenneth Moore and Mr. George Steeves, all of whom are independent and financially literate for purposes of NI 52-110.
The responsibilities and operation of the Audit Committee are more particularly set out in the Corporation’s Audit Committee Charter, a copy of which is included as a schedule to the annual information form of the Corporation for the year 2013 and is available on SEDAR at www.sedar.com.
Corporate Governance Committee
The directors have established a Corporate Governance Committee comprised of three (3) of the directors of Algonquin, Mr. George Steeves (Chair), Mr. Christopher Huskilson and Mr. Kenneth Moore.
The Corporate Governance Committee:

•	serves as the director nominating and evaluating committee;

•	is responsible for reviewing Algonquin’s corporate governance practices; and

•	considers from time to time the effectiveness of the Directors and whether an increase to the number of directors is warranted.
Compensation Committee
The directors have established a Compensation Committee, comprised of Directors Mr. Christopher Huskilson (Chair) and Mr. Christopher Ball. Both Mr. Huskilson and Mr. Ball have direct experience regarding executive compensation matters.The Compensation Committee is responsible for reviewing Directors’ compensation and making recommendations to the Board on an annual basis, or more frequently if required. In addition, the Compensation Committee will make recommendations to the Board regarding the philosophy and compensation of executive officers of the Corporation, and report on executive compensation in compliance with Canadian securities law requirements. The process by which executive compensation is established is described below under the heading “Statement of Executive Compensation”.
Mr. Huskilson is the chair of the Compensation Committee and is not considered to be an independent director in accordance with NI 52-110. Accordingly, the Board conducted a review of the circumstances with respect to Mr. Huskilson’s independence and whether such non-independence in accordance with NI 52-110 could be reasonably expected to interfere with the exercise of Mr. Huskilson’s independent judgement as Chair of the Compensation Committee. On the basis that Mr. Huskilson has extensive compensation experience, is CEO of Emera (which owns a 25% interest in the Corporation), and that the interests of non-Emera shareholders and Emera are aligned, the Board concluded that the non-independence of Mr. Huskilson does not interfere with his judgement as Chair of the Compensation Committee.
Position Descriptions
Position Description for Chair of the Board of Directors
Under the position description for the Chair of the Board of Directors, the Chair is to provide leadership for the Board. In addition, the Chair is to ensure that Board and Shareholder meetings function effectively, provides leadership of the Board and its committees and provides advice and counsel to Directors and the Chief Executive Officer. The Chair participates in the recruitment of Directors and the assessment of Director performance.
The position description of the Chair of the Board requires that the Chair provide leadership for the Directors and serve as chair of Board and Shareholders’ meetings. The Chair of the Board also:

(a)	in consultation with members of the Board and management of the Corporation, sets the agenda for each meeting of the Board;

(b)
provides input to the Corporate Governance Committee on its recommendation to the Board for approval of (i) candidates for nomination or appointment to the Board; and (ii) members and chairs of committees of the Board;

(c)
assesses whether the Directors and their committees have appropriate administrative support, access to personnel of the Corporation and access to outside advisors for the purposes of the Board fulfilling its mandate;

(d)
in consultation with the Corporate Governance Committee, leads the review and assessment of Board meeting attendance, performance and compensation of the Board and individual directors and the composition of the Board; and

(e)	executes all contracts, documents or instruments in writing which require his signature.
Position Description of Committee Chairs
The Board has adopted position descriptions for each committee chair which detail the duties of the committee chairs. Each committee chair is required to provide leadership to the committee members and support the committee’s effective operation in order to fulfill its mandate. The position description for the committee chairs provides that each committee chair shall:

(a)	chair all committee meetings;

(b)	provide leadership for the committee;

(c)	act as the communication link between the Board and the applicable committee;

(d)	review formal communications from the committee to the Board before dissemination to the Board;

(e)	ensure that all matters requiring committee review or approval are brought to the committee in a timely and appropriate manner;

(f)	co-ordinate, in consultation with the Chair of the Board, the agenda, information packages and related events for committee meetings with senior management of the Corporation; and

(g)	set the frequency of committee meetings and review such frequency from time to time as considered appropriate or as requested by the Board.
Position Description for CEO
The roles and responsibilities of the President and Chief Executive Officer are contained in his employment contract which provides that he is Chief Executive of the Corporation. The President and Chief Executive Officer’s employment contract is reviewed by the Compensation Committee and is approved by the Board of Directors.

Director Orientation and Continuing Education
The Board and management believe that for Directors to be effective they must be knowledgeable about the Corporation, its strengths and challenges, and the business environment in which the Corporation operates. In addition, the effectiveness of the Board is enhanced by Directors forming collegial working relationships with other Directors and management.
Director Orientation Process
New Directors are provided with a formal orientation to the Corporation that familiarizes them with the businesses, the corporate structure, other Directors and key personnel of the Corporation. The orientation process is designed to provide an opportunity for new Directors to meet senior management and become familiar with their areas of responsibility. New Directors receive an in-depth orientation to the Corporation’s executive leaders, businesses, strategy, financial information and governance practices that allows them to effectively integrate with the operation of the Board. The Board and management have built and continue to expand a long-term program of training for Directors to enhance their effectiveness and reinforce a collegial working relationship among members of the Board.
Orientation sessions are attended by the President and Chief Executive Officer, the Chief Financial Officer and other executive officers or leaders of key subsidiaries. The Chair also attends one-on-one orientation meetings with a new Director. In addition, external meetings are arranged for new Directors as part of the orientation plan including site visits, meeting with the Corporation’s auditors and meeting with Corporate counsel.
A reference manual is provided to the Director in advance of the orientation sessions which includes the following:

•	Public disclosure documents including Annual Reports, recent annual and interim Management’s Discussion & Analysis, Financial Statements, Management Information Circular and Annual Information Form;

•	Governance documents including Board and committee charters, policies and guidelines; and

•	Other documents such as strategic plan and business plan, guide to the Corporation’s management structure, succession plan, minutes of Board meetings and minutes of committee meetings
Continuing Education for Directors
Directors are provided the opportunity to update, educate and inform themselves in areas they request or that management believes are relevant to issues facing the Corporation. Directors receive briefing reports and materials from management in advance of all meetings. Regular communication is also provided to Directors between meetings to provide updates on developments that may affect the Corporation or its subsidiaries.
Directors are encouraged to participate in external education sessions that are related to the business of the Corporation and the performance of their duties as Directors of the Corporation. Directors are entitled to reimbursement for related out-of-pocket expenses incurred in attending relevant education sessions. From time to time, the Board receives specialized presentations from external parties and management on various matters of significance to the Corporation. Directors participated in education sessions and received education materials about specific topics in 2013 as follows:

Education Presentations	Date	Participants
Presentation by external consultant on Power Business Outlook and the influence of shale gas on the energy sector	April 23, 2013	Board of Directors
Presentation by management expert on Compressed Natural Gas (CNV) and Liquefied Natural Gas (LNV)	July 19, 2013	Board of Directors
Presentation by external consultant of System of Audit Quality Control	March 13, 2013	Audit Committee
Presentation on Equity Valuation Methodologies for Diversified Infrastructure Companies	May 9, 2013	Board of Directors

Board Policies
Whistleblower Policy
The Corporation has a whistle-blower’s policy entitled Procedures for the Reporting of Irregularities and Dishonesty (the “Procedures”). These Procedures establish a method for dealing appropriately with any complaints made by employees of irregular or dishonest accounting, internal accounting control, auditing matters, or fraudulent or illegal activity by any employee or employees. Any employee who in good faith reports such activity will be protected from threats of retaliation, or discrimination because of the report. Any employee who retaliates against another employee who reports such activity could face disciplinary action under the Procedures. If an employee believes that retaliation has occurred, the employee may submit a complaint in writing to the Director, Internal Audit.
Reports under the Standards for Business Conduct and Procedures for the Reporting of Irregularities and Dishonesty are addressed by the Corporation, and on a quarterly basis the Internal Audit department informs the Audit Committee of all reports and their status.
Code of Business Conduct and Ethics Policy
The Board has adopted a written Code of Business Conduct and Ethics (“Code of Conduct”) that applies to everyone at Algonquin and its subsidiaries. Directors, officers and employees are required to annually acknowledge that they have reviewed and understand the Code of Conduct. The Code of Conduct is available on Algonquin’s website at www.algonquinpowerandutilities.com, or a copy may be obtained by contacting the Ethics Officer, Algonquin Power & Utilities Corp., 2845 Bristol Circle, Oakville, ON, L6H 7H7.
The Board regularly reviews the Code of Conduct, and in 2013 made revisions in order to update the content in keeping with best practices.
The Board monitors compliance with the Code of Conduct and there have been no instances of any waiver of compliance with the Code of Conduct for any Director or officer.
Insider Trading Policy
The Corporation has an insider trading policy (“Insider Trading Policy”) which places restrictions on those in a special relationship with Algonquin (including insiders) when trading Algonquin Common Shares.
The Corporation’s insider trading policy includes the following measures:

•
Restriction from trading Algonquin Common Shares during regular quarterly and annual trading blackout periods when financial results are being prepared and have not yet been publicly disclosed. These periods currently begin on the last day of a quarter or fiscal year and end at the close of trading on the second trading day after financial results have been issued publicly;

•	Communication of the dates for regular blackout periods;

•	Restrictions on trading any securities which gain in value if the value of Algonquin securities decline in the future (e.g. short selling), “call” options or “put” options; and

•	Prohibition from communicating inside information to others other than in the necessary course of business.
All reporting insiders are required to disclose all trading activity. As required by law, reporting insiders must file insider reports via the internet-based System for Electronic Disclosure by Insiders (SEDI).
Management regularly reviews the Insider Trading Policy to ensure it reflects current best practices and developments.
Corporate Disclosure Policy
The Board has approved a corporate disclosure policy to ensure that communications to investors and potential investors are timely, factual and accurate, and that the information is disseminated in accordance with all applicable legal and regulatory requirements to the investing public, analysts and the media.

Conflicts of Interest
Directors are required to declare any conflict of interest which they may have in a matter before the Board. In any matter requiring approval of the Board, a Director is prohibited by the Corporation’s Articles of Incorporation from voting in respect of the matter in which the Director is interested.

STATEMENT OF EXECUTIVE COMPENSATION PRACTICES

All dollar amounts in this Statement of Executive Compensation are expressed in Canadian dollars unless otherwise indicated.
Compensation Highlights

Compensation Highlights
Third Party consultants are used by the Compensation Committee to develop compensation for executives that is competitive in the market and comparable to benchmarked comparators.
A pay for performance philosophy has been adopted by the Compensation Committee in developing compensation for executives.
Caps on payouts, vesting requirements and share ownership requirements are part of the overall plan design.
All members of Compensation Committee are knowledgeable and experienced individuals who have the necessary background and expertise to fulfil their duties.
The compensation programs have been developed to align well with Corporate strategy.
Executive pay is aligned with shareholder interests by having a significant component “at risk” and tied to both short and long term objectives.
Minimum share ownership requirements are in place for Named Executive Officers.
Substantial portion of long term incentive is deferred to discourage executives from taking short term or excessive risks.
The inclusion in employment contracts for senior officers of double trigger provisions for change of control mitigates the risk arising from termination.
Compensation Philosophy
The Corporation’s compensation philosophy for executive officers generally follows three underlying principles: (i) to provide compensation packages that encourage and motivate performance; (ii) to be competitive with other entities of similar size and scope of operations so as to attract and retain talented executives; and (iii) to align the interests of its executive officers with the long-term interests of the Corporation and its Shareholders.
When determining compensation policies and individual compensation levels for the Corporation’s executive officers, the Compensation Committee takes into consideration a variety of factors. These factors include the overall financial and operating performance of the Corporation, the Compensation Committee’s overall assessment of (i) each executive officer’s individual performance and contribution towards meeting business objectives; (ii) each executive officer’s level of responsibility; (iii) each executive officer’s length of service; and (iv) industry comparables.
Compensation Governance
The Compensation Committee is responsible for reviewing the alignment of Algonquin’s compensation programs, including incentive pay programs, with the Corporation’s strategic plans and risk profile, Algonquin’s performance, and risk management principles. The Compensation Committee annually reviews compensation for the Chief Executive Officer and senior management of the Corporation. The Compensation Committee oversees the administration of the incentive plans providing for the award of annual incentives, stock options, PSUs and deferred share units in accordance with the provisions of the respective plans. In addition, the Compensation Committee annually reviews compensation for the directors, Chair of the Board and Chair of committees of the Corporation.
The Compensation Committee reviews, and recommends to the Board of Directors, compensation policies and processes and any new incentive compensation and equity compensation plans or changes to such plans.
In addition to selecting and recommending the appointment of the Chief Executive Officer to the Board, the Compensation Committee is responsible for reviewing and approving the overall executive compensation plan philosophy and guidelines, and for reviewing directors’ compensation on an annual basis, or more frequently if required, and making recommendations to the Board. In addition, the Compensation Committee reviews and approves management succession plans, and approves the appointment and reviews compensation of officers reporting directly to the Chief Executive Officer as well as approves the grant of stock options. The Compensation Committee also has responsibility for assessing, on an annual basis, the performance of the Vice Chair and Chief Executive Officer, and discussing the performance of the executive team.
Succession Planning and Leadership Development
The Compensation Committee has responsibility for ensuring that a succession planning process is in place for senior management of Algonquin and its affiliates, and to review this process on an annual basis. Succession planning is viewed by the Compensation Committee as an ongoing priority of identifying and developing talent, leadership and skills to ensure the Corporation has the continued capability to meet future strategic objectives and fulfill key organizational roles in the future.
The Compensation Committee is mandated to make recommendations to the Board of Directors with respect to succession planning including: (i) policies and principles for the selection and performance review of the executive officers, and potential successors to the executive officers; (ii) policies and plans regarding succession in the event of an emergency or the retirement of an executive officer; and (iii) appointing, training and monitoring potential successors to executive officers.
The Compensation Committee requires that senior management of Algonquin at least annually review the performance of their team members and develop plans for personal growth and career advancement.
Where employees are considered potential successors, a long term professional development plan is established to further align the employees’ personal development plan with the long term succession needs of the Corporation. Where no internal succession candidate is identified, the Corporation expects to source a potential successor through external hiring. In this instance, a plan would be established to provide for filling the role on an interim basis pending the external hire.
Annual Compensation Decision Making Process
The Corporation has developed a comprehensive annual process for making decisions about compensation for the executive officers of the Corporation. This process involves the following steps:

•
Management analyzes data (including peer group information, compensation trend information and internal equity considerations) and performance against objectives, and the Chief Executive Officer makes recommendations regarding executive compensation for the senior officers including the Named Executive Officers to the Compensation Committee, other than for the Chief Executive Officer and Vice Chair.

•
The Compensation Committee reviews and considers these recommendations, as well as the compensation for the Chief Executive Officer and Vice Chair of the Corporation, using benchmark information, with the assistance of external compensation consultants and information as required, and makes recommendations to the Board.

•
The Board considers and grants final approval for executive compensation decisions, with decisions regarding the Chief Executive Officer and Vice Chair being made by the non-executive directors of the Board (being all Board members other than the Chief Executive Officer and Vice Chair).

The foregoing process is generally completed within the first quarter of each new financial year of the Corporation. As part of the process, the Compensation Committee, in consultation with the Board also sets performance objectives for the Chief Executive Officer and Vice Chair for the coming year. Performance objectives for the other senior officers of the Corporation are set with the approval of the Chief Executive Officer.
For the purpose of determining bonus awards under the Corporation’s short-term performance incentive plan, the Board also approves the Corporation’s corporate scorecard, which consists of a series of corporate objectives against which corporate performance is measured, with the results being used to calculate bonuses for executive officers and other employees of the Corporation. The corporate scorecard is established annually for each financial year of the Corporation.

Algonquin engages the services of independent compensation consultants such as Mercer LLC (“Mercer”) and Towers Watson (“Towers”), to compile market information on senior management compensation relating to base salary, short-term and long-term incentives. A complete benchmarking review takes place every two (2) years and the scope of services includes competitive market reviews of senior executive compensation levels; review and observations of current executive compensation philosophy; policies and practices; and a review of pay and performance comparators.
The Compensation Committee reviews compensation data based on a comparator group of companies, primarily power and regulated utilities and other energy industry enterprises that are of a similar size and scope as the Corporation. While the intention is to use a consistent list of comparators from year to year, the comparators used for compensation review are subject to periodic change due to: (a) the availability of relevant pay data, (b) mergers and acquisitions, and (c) relevance of new comparators based on updated financial metrics. The rationale for incorporating the energy industry is that senior talent can migrate between similar organizations (i.e. industry, scale, complexity).
The Compensation Committee uses independent compensation advisors to monitor the effectiveness of the Corporation’s compensation policies, plans and programs to ensure that the Corporation is competitive and able to attract, retain and motivate executives (as well as all other employees) in accordance with corporate strategy and to achieve the Corporation’s goals. The Compensation Committee also monitors compensation policies, plans and programs to ensure that they are appropriate to each executive’s expertise, responsibility and performance, and the performance of the Corporation.
Compensation Advisors
The Compensation Committee, from time to time, retains the services of independent advisors as needed in order to assist in fulfilling its duties. In 2013, the Compensation Committee and the Corporation engaged the services of compensation consultants Mercer as advisors to provide independent advice, compensation analysis and other information for compensation recommendations. Mercer provided counsel on the competitiveness and appropriateness of compensation practices and comparator groups for Algonquin and its affiliates. The scope of services includes bench marking competitive market reviews of senior executive compensation levels, review and observations of current executive compensation philosophy, policies and practices, and a review of pay and performance comparators.
In order to determine appropriate compensation levels relative to the Corporation’s competitive market, consultants retained by the Compensation Committee in 2013 developed a comparator group of Canadian and United States organizations in Algonquin’s business sectors (independent power producers and utilities and other sectors of similar complexity). The methodology targeted companies with revenues of approximately one-half to two times those of Algonquin in order to find appropriate comparators in terms of size and complexity (the “Comparator Group”).
Mercer, in consultation with the Compensation Committee determined that given the business sectors and geographic location of Algonquin’s business, an appropriate comparator group would be comprised of approximately 20 United States and Canadian entities split 60% and 40% respectively. Canadian comparators included: Emera Inc, Calfrac Well Services Ltd., ShawCor Ltd., Fortis BC Holdings Inc., Altagas Ltd., Mullen Transportation Inc., Capital Power Corp., Secure Energy Services Inc., Savanna Energy Services Corp. and Northland Power Inc. United States based comparators included: ITC Holdings Corp., Aqua America Inc., Empire District Electric Co., MGE Energy Inc., California Water Service, Chesapeake Utilities Corp. and Atlantic Power Corp.
The fees paid by Algonquin to its advisors for the work performed are:

•	In 2013, Algonquin paid $34,979 in fees to Mercer for compensation advice

•	In 2012, Algonquin paid $19,776 and $36,894 in fees to Mercer and Towers respectively for compensation advice

Risk Management and Compensation
As part of the Board and Compensation Committee’s oversight responsibilities of the design and administration of the Corporation’s executive compensation programs, the Compensation Committee identifies and discusses design features or processes that may potentially represent conflicts of interest and/or inducements for unnecessary or excessive risk-taking by senior executives.
The Corporation has compensation policies and practices in place to ensure that a Named Executive Officer (“NEO”) or individual at a principal business unit does not take inappropriate or excessive risk, such as:

•	Short-term incentive plans include caps on payouts.

•	The PSU plan includes caps on payouts.

•	Termination and severance provisions in the event of a change in control include a double trigger.

•	Executive share ownership requirements align the interests of senior officers with interests of shareholders.

•	Inclusion of non-financial performance measures in incentive compensation programs are in place.

•	The Board has discretion to amend the final payout of the incentive compensation programs.

•
Officers of the Corporation and each of its subsidiaries are not permitted to hedge their economic risk with respect to their holdings of equity securities and equivalents to securities granted as compensation.

In summary, the Compensation Committee concluded that the Corporation’s compensation programs did not create inordinate risk to the shareholders because an appropriate system of checks and balances were in place to mitigate the level of risk undertaken by management.
For 2013, the Compensation Committee conducted a compensation risk review and considered that in fact there were no significant changes:

•	in the compensation programs or design;

•	in the Corporation’s business strategy; and

•	any other relevant circumstance;
and therefore determined there was no increase in compensation risk.
The Compensation Committee also satisfies itself as to the adequacy of the information it receives, the independence of the review, and reporting of financial results on which certain important compensation decisions (e.g., the amount of annual incentive to be paid) are based.
These existing safeguards notwithstanding, the Compensation Committee and Board will continue to review the relationship between enterprise risk and the Corporation’s executive compensation plans and policies to confirm they continue to be optimally aligned with shareholder interests while maintaining an acceptable level of risk exposure.
Compensation Discussion & Analysis
Named Executive Officer Compensation
This section discusses the elements of compensation for the five (5) NEOs in 2013 discussed in this Management Information Circular; namely:

•	Ian Robertson, Chief Executive Officer, Algonquin

•	Christopher Jarratt, Vice Chair, Algonquin

•	David Bronicheski, Chief Financial Officer, Algonquin

•	David Pasieka, President, Liberty Utilities

•	Michael Snow, President, Algonquin Power Co.

Executive Compensation Philosophy
The Corporation’s compensation philosophy for executive officers generally follows three underlying principles: (i) to provide compensation packages that encourage and motivate performance; (ii) to be competitive with other entities of similar size and scope of operations so as to attract and retain talented executives; and (iii) to align the interests of its executive officers with the long-term interests of the Corporation and its Shareholders.
When determining compensation policies and individual compensation levels for the Corporation’s executive officers, the Compensation Committee takes into consideration a variety of factors. These factors include the overall financial and operating performance of the Corporation, the Compensation Committee’s overall assessment of (i) each executive officer’s individual performance and contribution towards meeting business objectives; (ii) each executive officer’s level of responsibility; (iii) each executive officer’s length of service; and (iv) industry comparables.
Compensation Mix
The Corporation has implemented a compensation program that is applicable to all of its employees. This program, which is referred to as the Corporation’s Compensation Program, is based on concepts of market competitiveness and internal equity, taking into account the roles and responsibilities of each employee of the Corporation. The program is designed to attract, retain and motivate outstanding talent in a competitive business environment, to reward participants when corporate and personal objectives are achieved, and to promote a high-performance culture among the Corporation’s employees. Alignment of employee and long-term Shareholder interests is promoted through a performance-based compensation system linked directly to a corporate scorecard, as addressed below.
The compensation components are:

•	base salary;

•	short-term performance incentives, consisting of cash bonus awards;

•	a long-term incentive program, which includes an Executive Stock Option Plan and PSU and RSU Plan; and

•	a retirement plan, a health plan and other benefits.
Algonquin’s compensation program is designed to be competitive in relevant labour markets, including both short-term and long-term performance goals which link compensation to the Corporation’s performance as measured by specific financial results.
In keeping with the Corporation’s philosophy to link senior executive compensation to corporate performance and to motivate senior executives to achieve exceptional levels of performance, the Corporation has adopted a model that includes both base salary and “at-risk” compensation, comprised of short-term performance incentives (which is subject to targets being achieved), and long-term incentives linked to total Shareholder value.
The at-risk components depend on achieving corporate, subsidiary business units, and individual performance objectives. These objectives are described in scorecards that establish measurable financial, growth, operations, stakeholders and employee objectives that, if achieved, add value to the Corporation or its affiliates. The NEO’s performance against the Scorecard is measured and rated. Each Executive must achieve a level of performance for any payment against a particular objective, failing which there is no payment against such objective. Accordingly, incentive compensation plans are designed to pay larger amounts for superior performance and smaller amounts if target performance is not achieved.
One of the objectives in the Scorecard is based on EBITDA which is a non-GAAP metric used by many investors to compare companies on the basis of the ability to generate cash from operations. The Corporation uses Adjusted EBITDA as one of the metrics to assess the operating performance without the effects of depreciation and amortization expense, income tax expense or recoveries, acquisition costs, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests and gain or loss on foreign exchange. The Compensation Committee and the Board believe that this non-GAAP Adjusted EBITDA measure provides an understanding of the Corporation’s operating performance.

The following table shows the percentage weighting of each component of the Total Target Compensation for the Named Executive Officers in 2013.

Name	Base Salary	Short-Term Performance Incentive	Long-Term Incentive	Total Pay at Risk
	(%)	(%)	(%)	(%)
Ian Robertson	38%	27%	35%	62%
Christopher Jarratt	38%	27%	35%	62%
David Bronicheski	50%	25%	25%	50%
David Pasieka	51%	23%	26%	49%
Michael Snow	51%	23%	26%	49%
Base Salary
Base salary of the NEOs of the Corporation is established at levels which are meant to be competitive with other companies and entities similar, and of comparable size, to the Corporation. Base salary is not a function of any specific relationship to the performance of the Corporation and is reviewed annually by the Compensation Committee in consultation with the Board of Directors as described earlier.
In setting the recommended salaries of the NEOs, the Compensation Committee takes into consideration the advice and recommendations provided by the independent advisor which is based on the salaries paid to other executive officers in the Comparator Groups in the power generation and utilities sectors.
Short-Term Performance
The short-term incentive plan of the Corporation (the “Short-Term Performance Incentive”) is a cash bonus plan, the purpose of which is to align compensation with corporate targets and results, and thereby promote behaviours which benefit the interests of the Corporation and its shareholders, and to reward personal achievements in a graduated fashion with awards at the highest employee grades of the Corporation being linked more directly to overall corporate performance.
Incentives are calculated and paid annually using the scorecard, as described below.
NEOs are eligible for a discretionary short-term performance incentive based on a percentage of base salary if certain pre-set corporate and personal goals are achieved. Each year, these goals and objectives are reviewed by the Compensation Committee and approved by the Board. These goals are intended to be aligned with the goals and targets of the Corporation for that year. The Scorecard is based on pre-set goals for the Corporation, and is approved by the Board.
2013 Algonquin Corporate Scorecard
On an annual basis, the Board of Directors approves the scorecard that sets forth corporate objectives and target levels to be achieved on which the majority of the Short-Term Performance Incentive for the NEOs is based. The Scorecard for Algonquin is developed and recommended by management for approval by the Compensation Committee and Board of Directors at the beginning of each year.
The Scorecard objectives are based on the Corporation’s business plan for the year and establish performance targets for each objective. Objectives on the 2013 scorecard included:

•	achievement of predetermined financial objectives for the Corporation (Adjusted EBITDA, earnings per share and cash flow per share);

•	achievement of predetermined growth objectives;

•	achievement of predetermined operations objectives;

•	achievement of predetermined objectives related to Algonquin stakeholders; and

•	achievement of predetermined employee engagement objectives

The relative weight of each performance measure is approved by the Compensation Committee and varies among the executive team and each of the NEOs. A portion of the short-term incentive for each of the Presidents of Liberty Utilities Co. and Algonquin Power Co. is based on scorecards that are developed for each business.
Long-term Incentive
The long-term incentive element of compensation for the NEOs includes participation in an Executive Stock Option Plan (the “Stock Option Plan”), as described below as well as participation in the PSU and RSU Plan as described in Schedule “C” to this Circular. In 2013, the Stock Option Plan and the PSU and RSU plan each made up 50% of the target long-term compensatory value for each of the NEOs.
The number of stock options and PSUs/RSUs granted to the NEOs is determined by the Compensation Committee based on management’s recommendations and on information provided by an independent advisor. Stock option and PSU/RSU grants are based on the level of responsibility within the Corporation; generally, the level of grant increases with the level of responsibility.
The stock options and PSUs/RSUs increase or decrease in value in proportion to the increase or decrease in the market price of Algonquin’s Common Shares over the term of a particular grant.
The fair value of stock option grants is based on the Black-Scholes valuation methodology as it is an appropriate and commonly used methodology to value stock options. For the options granted in 2013, the Black-Scholes value ratio was determined to be equal to 10.6% of the closing share price of $7.72 as of March 13, 2013. The Black-Scholes value ratio was determined using the following assumptions:

Date	Term(1) (years)	Volatility(2) (%)	Dividend Yield (%)	Risk Free Rate (%)
March 13, 2013	8	21.7%	4.6%	1.4%

(1)	The safe harbour term used is equal to ((time to expiry + 3) / 2)

(2)	The volatility of the share price has been estimated as the average daily volatility since the Algonquin Power Income Fund, the predecessor organization to the Corporation, converted to a corporation.
Executive Stock Option Plan
The purpose of the Stock Option Plan is to attract, retain and motivate individuals as key service providers to the Corporation and its affiliates and to advance the interests of the Corporation by providing such persons with the opportunity, through share options, to acquire a proprietary interest in the Corporation.
The Stock Option Plan authorizes the Board to issue stock options (“Options”) to directors, officers or employees of the Corporation or any affiliate (an “Eligible Individual”), a corporation controlled by an Eligible Individual or any person/company, partnership, trust or corporation engaged to provide management or consulting services for the Corporation or any affiliate (“Eligible Persons”).
The aggregate number of Common Shares that may be reserved for issuance under the Stock Option Plan must not exceed 10% of the number of Common Shares outstanding at the time the Options are granted. For greater clarity, the Stock Option Plan is “reloading” in the sense that, to the extent that Options expire or are terminated, cancelled or exercised, the Corporation may make a further grant of Options in replacement for such expired, terminated, cancelled or exercised Options, provided that the 10% maximum is not exceeded. No fractional Common Shares may be purchased or issued under the Stock Option Plan.
In addition, under the Stock Option Plan:

•
subject to the terms of the Stock Option Plan, the number of Common Shares subject to each Option, the exercise price of each Option, the expiration date of each Option, the extent to which each Option vests and is exercisable from time to time during the term of the Option and other terms and conditions relating to each Option will be determined by the Board from time to time;

•
subject to any adjustments pursuant to the provisions of the Stock Option Plan, the exercise price of any Option shall in no circumstances be lower than the Market Price (as defined below) of the Common Shares on the date on which the Board approves the grant of the Option;

•	Options will be personal to the grantee and will be non-transferable and non-assignable, except in certain limited circumstances;

•
the maximum number of Common Shares which may be reserved for issuance to insiders under the Stock Option Plan, together with the number of Common Shares reserved for issuance to insiders under any other securities based compensation arrangement, shall be 10% of the Common Shares outstanding at the time of the grant;

•
the maximum number of Common Shares which may be issued to insiders under the Stock Option Plan and all other security based compensation arrangements within a one year period shall be 10% of the Common Shares outstanding at the time of the issuance;

•
non-employee director participation in the Stock Option Plan is limited to the lesser of (i) a reserve of 1% of the Common Shares outstanding for non-employee directors as a group and (ii) an annual equity award value of $100,000 per director;

•
if the expiration date for an Option occurs during a Blackout Period (as defined below) or within ten (10) business days after the expiry date of a Blackout Period applicable to a person granted Options (an “Optionee”), then the expiration date for that option will be extended to the 10th Business Day after the expiry date of the Blackout Period. A “Blackout Period” is a period of time during which the Optionee cannot exercise an Option, or sell Common Shares issuable pursuant to the exercise of Options, due to applicable policies of the Corporation in respect of insider trading); and

•	except in certain circumstances, the term of an Option shall not exceed ten (10) years from the date of the grant of the Option.
Under the Stock Option Plan, “Market Price” of the Common Shares is defined as the volume weighted average trading price of such Common Shares on the TSX (or, if such Common Shares are not then listed and posted for trading on the TSX, on such stock exchange in Canada on which such Common Shares are listed and posted for trading as may be selected for such purpose by the Board) for the five (5) consecutive trading days immediately preceding such date, provided that in the event that such Common Shares did not trade on any of such trading days, the Market Price will be the average of the bid and ask prices in respect of such Common Shares at the close of trading on all of such trading days and provided that in the event that such Common Shares are not listed and posted for trading on any stock exchange, the Market Price will be the fair market value of such Common Shares as determined by the Board in its sole discretion.
The Stock Option Plan provides that, except as set out in the Stock Option Plan or any resolution passed at any time by the Board or the terms of any option agreement or employment agreement with respect to any Option or an Optionee, an Option and all rights to purchase Common Shares pursuant thereto shall expire and terminate immediately upon the Optionee who holds such Option ceasing to be an Eligible Individual.
Where an Optionee (other than a service provider) resigns from the Corporation or is terminated by the Corporation for cause, the Optionee’s unvested options shall immediately be forfeited and the Optionee’s vested options may be exercised for a period of thirty (30) days after the date of resignation or termination.
Where an Optionee, other than a service provider, retires from the Corporation or ceases to serve the Corporation or an affiliate as a director, officer or employee for any reason other than a termination by the Corporation for cause, the Optionee’s vested options may be exercised within ninety (90) days after such retirement or termination. The Board may in such circumstances accelerate the vesting of unvested Options then held by the Optionee at the Board’s discretion.
In the event that an Optionee, other than a service provider, has suffered a permanent disability, Options previously granted to such Optionee shall continue to vest and be exercisable in accordance with the terms of the grant and the provisions of the Stock Option Plan, but no additional grants of Options may be made to the Optionee.

If an Optionee, other than a service provider, dies, all unexercised Options held by such Optionee at the time of death immediately vest, and such Optionee’s personal representatives or heirs may exercise all Options within one (1) year after the date of such death.
All Options granted to service providers shall terminate in accordance with the terms, conditions and provisions of the associated option agreement between the Corporation and such service providers, provided that such termination shall occur no later than the earlier of (i) the original expiry date of the term of the Option and (ii) one (1) year following the date of termination of the engagement of the service provider.
Options may be exercised in accordance with the specific terms of their grant and by the Optionee delivering the exercise price to the Corporation for all of the Options exercised. The Optionee may also surrender Options and receive in exchange for each such Option, the amount by which the Market Price of the Common Shares exceeds the exercise price of the Option (the “In-the-Money Amount”). If the Optionee elects to surrender any Options in exchange for the In-the-Money Amount, the Corporation will determine whether to pay such amount in cash or in Common Shares representing the equivalent of the In-the-Money Amount based on the Market Price of the Common Shares at the date of exercise, in each case net of an amount equal to any withholding taxes.
In the event that the Common Shares are at any time changed or affected as a result of the declaration of a stock dividend, a Common Share subdivision or consolidation, the number of Common Shares reserved for Option shall be adjusted accordingly by the Board to such extent as it deems proper in its discretion.
If, after the grant of an Option and prior to its expiry:

(a)	the Common Shares are reclassified, reorganized or otherwise changed (a “Share Reorganization”), otherwise than as specified in the immediately preceding paragraph, or

(b)
subject to the Corporation’s right to allow the exercise of vested and unvested Options following the occurrence of certain transactions, the Corporation shall consolidate, merge or amalgamate with or into another corporation (a “Merger”, with the resulting corporation being the “Successor Corporation”), the Optionee will receive, upon the subsequent exercise of his or her Options in accordance with the Stock Option Plan, the number of shares or securities of the appropriate class of the Corporation or Successor Corporation, as the case may be, that the Optionee would have received if on the record date of such Share Reorganization or Merger the Optionee were the registered holder of the number of Common Shares to which the Optionee was prior thereto entitled to receive on exercise of his or her Options.

The Board may amend, suspend or discontinue the Stock Option Plan or amend Options granted under the Stock Option Plan at any time without Shareholder approval; provided, however, that:

(a)	approval by a majority of the votes cast by Shareholders present and voting in person or by proxy at a meeting of Shareholders of the Corporation is obtained for the following amendments:

i.	any amendment for which, under the requirements of the TSX or any applicable law, shareholder approval is required;

ii.	reduction of the exercise price, or cancellation and reissuance of options or other entitlements, of non-insider options granted under the Stock Option Plan;

iii.	extension of the term of options beyond the original expiry date of non-insider options;

iv.	changing the eligible participants that may permit an increase to the limit previously imposed on non-employee director participation;

v.	permitting options granted under the Stock Option Plan to be transferable or assignable other than for estate settlement purposes;

vi.	amending the Stock Option Plan’s amendment provisions; and

(b)	the consent of the Optionee is obtained for any amendment which alters or impairs any Option previously granted to an Optionee under the Stock Option Plan.
Notwithstanding the other provisions of the Stock Option Plan, if:

(a)	the Corporation proposes to amalgamate, merge or consolidate with any other corporation (other than a wholly-owned Affiliate) or to liquidate, dissolve or wind-up;

(b)	an offer to purchase or repurchase all of the Common Shares shall be made to all holders of Common Shares which offer has been approved or accepted by the Board; or

(c)
the Corporation proposes the sale of all or substantially all of the assets of the Corporation as an entirety, or substantially as an entirety, so that the Corporation shall cease to operate any active business, then, the Corporation will have the right, upon written notice thereof to Optionees, to permit the exercise of all such Options, whether or not vested, within the twenty (20) day period next following the date of such notice and to determine that upon the expiration of such twenty (20) day period, all rights of the Optionee to such Options or to exercise same (to the extent not theretofore exercised) shall ipso facto terminate and cease to have further force or effect whatsoever.
The TSX rules require the Stock Option Plan to be put before Shareholders for re-approval within three (3) years of the date of the original meeting to approve the Stock Option Plan and every three (3) years thereafter.
As of May 14, 2014, the number of outstanding options is 5,537,129 which is 2.7% of the total outstanding Common Shares of the Corporation. The number of available options is 15,207,907 which is 7.3% of the total outstanding Common Shares of the Corporation. The number of Common Shares that have been issued pursuant to the plan is Nil. The number of Common Shares that have been issued pursuant to the plan as a percentage of the outstanding Common Shares is 0%.
The table below summarizes certain ratios regarding the Stock Option Plan, namely dilution, burn rate and overhang as defined in the table and measured as a percentage of the total number of Common Shares outstanding as of December 31, 2013, 2012 and 2011.

	December 31, 2013	December 31, 2012	December 31, 2011
Dilution (total number of options outstanding divided by total number of Common Shares outstanding)	2.2%	2.0%	1.8%
Burn Rate (total number of options granted in a fiscal year, minus expired options, divided by the total number of Common Shares outstanding)	0.4%	0.7%	1.0%
Overhang (total options outstanding plus the number of options available to be granted pursuant to the Stock Option Plan, divided by the total number of Common Shares outstanding)	10.0%	10.0%	10.0%
PSU and RSU Plan
The purposes of the PSU and RSU Plan are to (i) promote a significant alignment between employees of the Corporation and the growth objectives of the Corporation, (ii) associate a portion of participating employees’ compensation with the performance of the Corporation over the long term and (iii) retain critical employees to drive the business success of the Corporation. In 2013, the PSU and RSU Plan made up 50% of the target long-term compensatory value for each of the NEOs.
The primary terms of the PSU and RSU Plan are described beginning on page 7 of this circular, and the full text of the plan is included as Schedule “C” to this circular.
Other Executive Benefits
The Corporation provided executives with additional benefits in accordance with the compensation program objectives and for the purpose of retention and motivation. As part of their compensation, the NEOs are eligible to receive some of the following:

•	Life and Accidental Death and Dismemberment (ADD) Insurance coverage;

•	Medical expenses and medical insurance re-imbursements;

•	Supplementary retirement plan contributions;

•	Monthly car allowance, as applicable;

•	Health and Wellness coverage; and

•	A fitness allowance for a recreational and/or social club

Some of these items are considered as taxable benefits and are reported in the Summary Compensation Table for the NEOs.
Executive Share Ownership Guidelines
To align the interests of senior management with the interests of shareholders, Corporation ownership guidelines were introduced for NEOs and senior management in 2013. The guidelines indicate ownership levels must be achieved within five (5) years of becoming a designated executive officer. Corporation ownership includes Common Shares or share equivalents. Ownership criteria is defined in terms of a multiple of the executive’s base salary. The following table summarizes the ownership guidelines:

Executive	Target Ownership
Chief Executive Officer, Vice Chair	3 times base salary
Chief Financial Officer, President	2 times base salary
Division President, Executive Vice President	1 times base salary
The guideline provides a transition period of five (5) years to achieve the ownership requirement; however, notwithstanding the foregoing, each member of the executive management team is expected to hold Common Shares and/or vested or unvested RSUs/PSUs valued at a minimum of 10% of their base salary within the first year of joining the Corporation or transitioning to an executive management position.
The Common Share and/or share equivalent ownership for those NEOs governed by the ownership guidelines are set out below. The estimated value is based on the closing price of Algonquin’s common shares on May 12, 2014 of $8.00.

NEO	Multiple of Base Salary	Ownership guideline value	Shares/share equivalents (1)	Estimated Value	Minimum of ten percent	Target Status
		($)	(#)	($)
Ian Robertson	3x	1,559,025	466,995	3,735,960	Achieved	Target achieved
Chris Jarratt	3x	1,245,270	461,778	3,694,224	Achieved	Target achieved
David Bronicheski	2x	596,550	54,574	436,592	Achieved	Target by 2018
David Pasieka	1x	263,714	24,358	194,864	Achieved	Target by 2018
Mike Snow	1x	263,714	13,560	108,480	Achieved	Target by 2018
(1) Includes Common Shares and vested and unvested RSUs/PSUs

NEOs that have not achieved the target ownership under the guideline have until 2018 to achieve the target.

Equity Compensation Plan Information
The table below indicates the number of securities to be issued upon exercise of outstanding options under the Stock Option Plan, the weighted average exercise price of the options and the number of securities remaining available for future issuance under equity compensation plans as of May 14, 2014.

Equity Compensation Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a) (#)	(b) ($)	(c) (#)
Plans approved by security holders	5,537,129	6.09	15,207,907
Plans not approved by security holders	-	-	-
Total	5,537,129	6.09	15,207,907

Performance Graph
The following graph compares the Corporation’s cumulative total Shareholder return (assuming an investment of $100 on January 1, 2009) on the units of the Algonquin Power Income Fund (the “Units”) during the period January 1, 2009 to October 27, 2009 and on the Common Shares during the period October 27, 2009 to January 1, 2014 with the cumulative returns of the S&P/TSX Composite Stock Index during the period January 1, 2009 to January 1, 2014. The data is provided for Units prior to October 27, 2009 and for Common Shares on and after October 27, 2009 as, pursuant to the unit exchange offer, unitholders of Algonquin Power Income Fund exchanged their Units for Common Shares on a one-for-one basis effective October 27, 2009.
Algonquin Power & Utilities Corp. Relative Performance
Value of $100 Invested on January 1, 2009 (Assumes reinvestment of all distributions/dividends)

Total Return Performance
Algonquin Power & Utilities Corp.
S&P/TSX Index
Value of $100 Invested on January 1, 2009
500
400
300
200
100
0
1-Jan-09
1-Jan-10
1-Jan-11
1-Jan-12
1-Jan-13
1-Jan-14

In 2013, the total shareholder return for the Corporation was 12.4% (compared with 13.0% for the S&P/TSX Composite Index). During the same period, total annual salaries and annual incentives for the NEOs increased an average of 25.7% as compared to annual salaries and annual incentives in 2012, and specifically, the total annual salary and annual incentive for the CEO increased 61.7% in 2013.
Total Shareholder Return vs. NEO Compensation
At the end of 2013, the Corporation undertook an analysis of the alignment between the NEOs’ total compensation and the experience of shareholders. The analysis looked at the NEOs’ total compensation using the first full year in which the Corporation had converted from an income trust (2010) as the basis for comparison. The total NEO compensation results were then compared to the shareholder experience, as measured by total shareholder return over the same periods. The analysis concluded that the Corporation’s compensation framework provided a close alignment between the NEOs’ compensation and the shareholder experience over the measured periods.
The analysis showed that the shareholders’ experience, as measured by the total shareholder return on an annual basis each calendar year between December 31, 2010 and December 31, 2013 averaged 19%. The annual NEO compensation percentage increase as measured by the total annual compensation paid to the NEOs over the same periods averaged approximately 22%. The following presents the comparison over the periods of interest:

Period	Average Compensation Adjustment for NEO Team(1)	Annual Total Shareholder Return (including dividend re-investment)
2011	13%	34%
2012	16%	12%
2013	37%(2)	12%
Average	22%	19%

(1)	A portion of these amounts relates to long-term incentives. The value of these amounts are tied to future individual performance and continuing shareholder returns.

(2)	A portion of the 2013 compensation adjustment included market adjustments to better align NEO compensation with the median compensation levels of the Comparator Group, as discussed on page 29.

Algonquin’s compensation philosophy has a significant component of NEO compensation consisting of long-term incentives (grants of PSUs and stock options), which are designed to focus executives on the long-term success of the Corporation. These long-term incentives are directly affected by changes in Algonquin’s common share price and Algonquin’s total shareholder return. This helps create a direct correlation between the shareholder experience and the compensation paid to senior executives.
Executive Compensation Information
Executive Performance Highlights
The strong performance of the Corporation in 2013 was highlighted by significant increases in operating revenues, net income, adjusted net earnings per share, cash flows, assets, share price and dividends. The performance of the Corporation is the result of the efforts and individual achievements of all employees within the organization. Since the first full year since the Corporation converted to a corporate structure (January 2010), shareholders have experienced a total shareholder return of 140 per cent and approximately $1.3 billion in shareholder value has been created. Over that same period, the S&P/TSX Composite Index has provided returns of 124 per cent.
The following summarizes some of the achievements of the NEOs:
Ian Robertson, Chief Executive Officer, Algonquin Power & Utilities Corp.
The Corporation has been led by Mr. Robertson over the past four (4) years and during his tenure as Chief Executive Officer, Mr. Robertson has consistently delivered value to shareholders. During Mr. Robertson’s tenure as Chief Executive Officer, the Corporation has undergone a transformative change from a high payout income trust to a fiscally conservative, growth-focused power and utilities corporation. The Corporation has exhibited significant growth including increasing the market capitalization by nearly three (3) times since the beginning of 2010. In 2013, Mr. Robertson led the organization which achieved the following:

•
EBITDA for 2013 reached $227 million, representing a more than 100% increase over 2012 results. Growth in earnings per share of $0.28 also represented a material increase over 2012 results. Such earnings per share were delivered from the successful growth initiatives completed late in 2012 and over the course of 2013.

•	Growth initiatives announced during 2013 represented approximately $500 million of enterprise value which materially exceeded the $300 million objective established for the year.

•	The organization made material progress in growing the management team in the areas of human resources, shared services, risk management and internal audit professionals.

Chris Jarratt, Vice Chair, Algonquin Power & Utilities Corp.
Mr. Jarratt has been in the role of Vice Chair over the past four (4) years and during his tenure in this role, Mr. Jarratt has been a significant contributor to the success of the organization. Mr. Jarratt is a director and full time member of the executive team which has consistently delivered value to the shareholders of the Corporation. In 2013, Mr. Jarratt achieved the following:

•
Led numerous Board of Directors initiatives which added material value to the Corporation including development of an annual Board of Directors plan, enhanced corporate governance practices, and executive compensation practices.

•	Participated with the Chief Executive Officer and Board of Directors in the development of the corporate strategy.

•	Actively executed on development and acquisition growth initiatives which significantly surpassed corporate growth objectives.

•	Successfully completed several projects and initiatives of significant importance and value to the Corporation, including resolution of several related party transactions.

David Bronicheski, Chief Financial Officer, Algonquin Power & Utilities Corp.
Mr. Bronicheski completed a successful year as the Corporation’s Chief Financial Officer. In 2013, Mr. Bronicheski achieved the following:

•	The establishment of an Enterprise Risk Management initiative through the organization.

•	The re-financing of Liberty Utilities Co.’s bank credit agreement, expanding the facility from $100 million to $200 million and broadened the lending syndicate.

•	Successfully executed two private placements in the United States, raising U.S.$140 million in connection with several utility acquisitions.

•
Strengthened the Corporation’s balance sheet over the past several years which supported an upgrade in 2013 of the Corporation’s credit rating to BBB with a stable outlook from Standard & Poor’s. The upgraded rating has significantly lowered the Corporation’s cost of capital.

David Pasieka, President, Liberty Utilities Co.
David Pasieka has been the President of Liberty Utilities Co. since 2011. In 2013, Mr. Pasieka achieved the following:

•	Delivered strong safety and financial results.

•	Successful execution of an organization growth strategy which included both organic rate base growth and the completion of the New England gas acquisition in Massachusetts.

•	Successful rate cases in Arizona, California, Georgia and Missouri as well as having acquisitions approved by the regulator in Massachusetts, Georgia and Arkansas.

•	Providing leadership to a team which successfully integrated previously announced acquisitions in Georgia, New Hampshire and Arkansas into the Liberty Utilities Co. organization.

Mike Snow, President, Algonquin Power Co.
Mike Snow has been the President of Algonquin Power Co. since 2011. In 2013, Mr. Snow achieved the following:

•	Delivered strong safety and financial results and exceeded asset availability targets.

•	Successfully integrated the recently acquired wind assets in the United States: Minonk, IL (200MW), Senate, TX (150MW), Sandy Ridge, PA (50MW) and Shady Oaks, IL (109.5MW).

•	Successfully developed and constructed a 10MW solar farm in Cornwall, Ontario, the Corporation’s first solar power generation facility.

•
Substantial organizational growth including enhancing asset management, operations, and business development teams which support the Corporation’s 1,100MW of operating assets across North America as well as the planned build out of 350 MW of contracted project development pipeline.

Summary Compensation Table
The following table sets forth information concerning compensation earned from the Corporation and its subsidiaries for the financial year of the Corporation ended December 31, 2013 for each of the individuals who were at December 31, 2013, the Chief Executive Officer, the Chief Financial Officer, the Vice Chair, the President of Algonquin Power Co., and the President of Liberty Utilities Co.
Short term incentive plan awards for 2013 paid to the NEOs reflect performance in 2013 above target levels established for the year, as well as the level of shareholder returns achieved.

Name and Principal Position	Year	Salary	Share-Based Awards (4)	Option-Based Awards (5)	Non-Equity Incentive Plan Compensation		Savings Plan Contri-butions (7)	All Other Compen- Sation	Total Compen- sation
		($)	($)	($)	($)		($)	($)	($)
					Annual Incentive Plans(1)	Long-Term Incentive Plans
Ian Robertson CEO, Algonquin Power & Utilities	2013 2012 2011	519,675 419,425 290,700	235,354 1,500 801	233,854 252,297 247,095	633,234 278,918 349,508	- - -	38,505 17,791 17,442	34,477 42,300 42,121	1,695,099 1,012,231 947,667
Christopher Jarratt Vice Chair, Algonquin Power & Utilities	2013 2012 2011	415,090 360,275 290,700	188,291 1,500 1,001	186,791 222,615 218,025	309,302 239,583 280,488	- - -	28,740 17,791 17,442	24,773 29,695 28,517	1,152,987 871,459 836,173
David Bronicheski CFO, Algonquin Power & Utilities	2013 2012 2011	298,275 267,500 229,500	76,069 1,500 -	74,569 117,300 114,750	246,942 127,063 158,503	- - -	19,959 14,046 13,770	16,880 13,528 14,235	732,694 540,937 530,758
David Pasieka(2) President, Liberty Utilities	2013 2012 2011(6)	263,714 245,914 76,962	67,428 1,500 -	65,928 115,000 113,680	112,591 105,128 101,891	- - -	16,847 13,800 4,618	16,600 16,300 3,815	543,108 497,643 300,966
Michael Snow(3) President, Algonquin Power Co.	2013 2012 2011(6)	263,714 245,914 115,000	67,428 1,500 -	65,928 115,000 118,433	114,515 98,489 59,066	- - -	26,135 6,104 6,900	16,760 15,216 5,700	554,480 482,223 305,099

(1)
The annual incentive plan amounts for Messrs. Robertson, Jarratt, Bronicheski, Pasieka and Snow represent their discretionary bonus paid per the short-term incentive plan which is based on a Corporation scorecard.

(2)	David Pasieka became an NEO in September 2011 upon his appointment as President of Liberty Utilities Co., and as such data for 2011 is for a partial year only.

(3)	Michael Snow became an NEO in May 2011 upon his appointment as President of Algonquin Power Co., and as such data for 2011 is for a partial year only.

(4)
Grant date fair value of Common Shares granted under the Employee Share Purchase Plan and units under the PSU and RSU Plan. Prior to 2013, values include only Common Shares granted under the Employee Share Purchase Plan.

(5)	Grant date fair value of stock option grants is based on the Black-Scholes valuation methodology.

(6)	Amounts shown for David Pasieka and Michael Snow are for payment for partial years for 2011 as their employment with the Corporation began in September and May, respectively.

(7)	Amounts shown are contributions made by the Corporation for individuals under APUC’s Deferred Profit Sharing Plan.

The following table sets out in detail “All Other Compensation” earned by the NEOs as reported in the Summary Compensation Table above.

Name	Year	Perquisites		Insurance Premiums(2)	Total All Other Compensation
		Car Allowance	Other Perquisites(1)
		($)	($)	($)	($)
Ian Robertson	2013 2012 2011	11,520 11,520 11,520	17,597 18,552 18,258	5,360 12,228 12,343	34,477 42,300 42,121
Christopher Jarratt	2013 2012 2011	11,520 11,520 11,520	7,893 5,404 6,405	5,360 12,771 10,592	24,773 29,695 28,517
David Bronicheski	2013 2012 2011	11,520 11,520 11,520	- - -	5,360 2,008 2,715	16,880 13,528 14,235
David Pasieka	2013 2012 2011	11,400 11,400 3,815	- - -	5,200 4,900 -	16,600 16,300 3,815
Michael Snow	2013 2012 2011	11,400 11,400 5,700	- - -	5,360 3,816 -	16,760 15,216 5,700

(1)	Other perquisites include annual health assessment, health and fitness club membership, medical benefit supplement

(2)	Insurance premiums include life, disability and medical reimbursement plan amounts.

Outstanding Option Based Awards
The following table describes all option-based awards as at December 31, 2013 for each NEO that is eligible for such award.

Name	Number of Options	Option Exercise Price	Number of Common Shares to be issued upon Exercise of Options	Option Expiration Date	Value of unexercised In-the-Money options
Ian Robertson	494,388 380,146 350,413 285,366	$4.05 $5.23 $6.22 $7.72	494,388 380,146 350,413 285,366	August 12, 2018 March 22, 2019 March 14, 2020 March 13, 2021	$1,626,537 $802,108 $392,463 -
Christopher Jarratt	436,224 335,423 267,963 38,548 228,293	$4.05 $5.23 $6.22 $6.56 $7.72	436,224 335,423 267,963 38,548 228,293	August 12, 2018 March 22, 2019 March 14, 2020 June 19, 2020 March 13, 2021	$1,435,177 $707,743 $300,119 $30,067 -
David Bronicheski	229,592 176,538 162,917 91,463	$4.05 $5.23 $6.22 $7.72	229,592 176,538 162,917 91,463	August 12, 2018 March 22, 2019 March 14, 2020 March 13, 2021	$755,358 $372,495 $182,467 -
David Pasieka	172,242 146,625 15,234 72,713	$5.65 $6.22 $6.56 $7.72	172,242 146,625 15,234 72,713	September 13, 2019 March 14, 2020 June 19, 2020 March 13, 2021	$291,089 $164,220 $11,883 -
Michael Snow	171,642 146,625 15,234 72,713	$5.64 $6.22 $6.56 $7.72	171,642 146,625 15,234 72,713	June 21, 2019 March 14, 2020 June 19, 2020 March 13, 2021	$291,791 $164,220 $11,883 -

Employment Arrangements
The Corporation entered into an executive employment agreement with each of Mr. Robertson, the Chief Executive Officer, Mr. Jarratt, Vice Chair, and Mr. Bronicheski, the Chief Financial Officer of the Corporation, on June 23, 2010. The Corporation entered into an executive employment agreement with Mr. Pasieka, the President of Liberty Utilities on September 1, 2011 and Mr. Snow, President of APCo on May 24, 2011. All such executive employment agreements are collectively referred to as the “Employment Agreements”.
Termination for Cause, Resignation and Change of Control
If the NEOs are terminated for cause, each individual will not be entitled to any advance notice of termination or payment in lieu of notice. Each may resign at any time during the term of his Employment Agreement by providing not less than sixty (60) days prior written notice to the Corporation. Upon resignation, each will not be entitled to any payment other than any amounts that the Corporation is required to pay in accordance with applicable laws and the Employment Agreements, including payment of accrued but unused vacation and expenses owing.
Within twelve (12) months following a change in control of the Corporation, if Messrs. Robertson, Jarratt or Bronicheski are terminated or choose to resign, each is entitled to receive compensation equal to the following (i) a lump sum payment equal to twenty-four (24) months of base salary (at the then applicable base salary rate); (ii) a lump sum payment equal to the targeted annual incentive payment; (iii) continuation of benefits, car allowance and pension for twenty-four (24) months or a lump sum payment in lieu thereof; and (iv) all unvested performance share units, and all unvested stock options which shall be exercisable within ninety (90) days.
Within twelve (12) months following a change in control of the Corporation, if Messrs. Snow or Pasieka are terminated or choose to resign, each is entitled to receive compensation equal to the following (i) a lump sum payment equal to twelve (12) months of base salary (at the then applicable base salary rate); (ii) a lump sum payment equal to the targeted annual incentive payment; (iii) continuation of benefits, car allowance and pension for twelve (12) months or a lump sum payment in lieu thereof; and (iv) all unvested performance share units, and all unvested stock options which shall be exercisable within ninety (90) days.
The change of control termination provisions can be triggered upon the occurrence of any one party being entitled to cast 50% or more of the votes attached to all Common Shares of the Corporation and within 12 months of such occurrence, a material change to the employment conditions or duties of the executive that would materially adversely affect the nature and status of his or her responsibilities including, any change in title, position, or reporting relationship. Upon such events, the executive may elect with 90 days to terminate employment and receive change of control incremental amounts.
Termination for Reasons other than Cause
Upon termination without cause, Messrs. Robertson, Jarratt or Bronicheski are entitled to the following amounts in lieu of notice: (i) a lump sum payment equal to eighteen (18) months of base salary (at the then applicable base salary rate), (ii) a lump sum payment equal to the targeted annual incentive payment; (iii) continuation of benefits for eighteen (18) months or lump sum payment in lieu thereof, (iv) all unvested performance share units which would have vested within eighteen (18) months of the last day of employment and (v) all unvested stock options which would have vested within eighteen (18) months of termination and which are exercisable within ninety (90) days of termination.
Upon termination without cause, Messrs. Snow and Pasieka are entitled to the following amounts in lieu of notice: (i) a lump sum payment equal to twelve (12) months of base salary (at the then applicable base salary rate); (ii) a lump sum payment equal to the targeted annual incentive payment; (iii) continuation of benefits for twelve (12) months or lump sum payment in lieu thereof, (iv) all unvested performance share units which would vest upon the end of the fiscal year in which termination occurs; and (v) all unvested stock options which would have vested within eighteen (18) months of termination and which are exercisable within ninety (90) days of termination.

Summary Termination Table
Assuming that the triggering event requiring the foregoing payments occurred on December 31, 2013 and that the Employment Agreements were in effect on such date, the NEOs would be entitled to receive the following incremental amounts:

Named Executive Officer	Type of Termination	Salary Entitlement	Bonus Entitlement	Options	Share-Based Awards	Benefits	Total Payout
		($)	($)	($)	($)	($)	($)
Ian Robertson	Termination without Cause	779,513	545,659	529,011	350,781	8,040	2,213,003
	Termination upon Change of Control	1,039,350	727,545	529,011	467,708	33,760	2,797,373
Christopher Jarratt	Termination without Cause	622,636	435,845	456,038	280,186	8,040	1,802,744
	Termination upon Change of Control	830,181	581,127	456,038	373,581	33,760	2,274,686
David Bronicheski	Termination without Cause	447,413081	223,706	245,810	111,853	8,040	1,036,822
	Termination upon Change of Control	596,550	298,275	245,810	149,138	33,760	1,323,532
David Pasieka	Termination without Cause	263,714	118,671	214,431	65,928	5,200	667,944
	Termination upon Change of Control	263,714	118,671	214,431	65,928	33,446	696,191
Michael Snow	Termination without Cause	263,714	118,671	214,665	65,928	5,360	668,339
	Termination upon Change of Control	263,714	118,671	214,665	65,928	42,895	705,874

Schedule “A”

Advisory Vote on Approach to Executive Compensation of Algonquin Power & Utilities Corp. (the “Corporation”)

RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, that the Shareholders accept the approach to executive compensation disclosed in the management information circular delivered in advance of the 2014 annual meeting of the Shareholders of the Corporation.

Schedule “B”

PSU and RSU Plan Resolution
RESOLVED THAT:

1.
performance and restricted share unit plan for employees of the Corporation and its participating affiliates, as described in the management information circular of the Corporation dated •, 2014, is hereby is hereby approved, ratified and confirmed; and

2.
any director or officer of the Corporation is hereby authorized to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to the above resolution.

Schedule “C”

Performance and Restricted Share Unit Plan for Employees of Algonquin Power & Utilities Corp. and its Participating Affiliates
Adopted with effect from January 1, 2011, as amended March 6, 2014
1.PREAMBLE AND DEFINITIONS

1.1	Title and Conflict.
The Plan described in this document shall be called the “Performance and Restricted Share Unit Plan for Employees of Algonquin Power & Utilities Corp. and its Participating Affiliates”.
In the event of any conflict or inconsistency between the Plan described in this document and the Award Agreement (as defined below), the terms and conditions of the Award Agreement shall prevail.
The Plan shall be governed and interpreted in accordance with the laws of the Province of Ontario.

1.2	Purpose of the Plan.
The purposes of the Plan are:

(i)	to promote a significant alignment between employees of the Corporation and the participating Affiliates and the growth objectives of the Corporation and the participating Affiliates;

(ii)	to associate a portion of participating employees’ compensation with the performance of the Corporation and its participating Affiliates over the long term; and

(iii)	to attract and retain the critical employees to drive the business success of the Corporation and its participating Affiliates.

1.3	Definitions.

1.3.1	“Account” has the meaning set out in Section 5.1.

1.3.2
“Affiliate” means any corporation, partnership or other entity (i) in which the Corporation, directly or indirectly, has majority ownership interest or (ii) which the Corporation controls. For the purposes of this definition, the Corporation is deemed to “control” such corporation, partnership or other entity if the Corporation possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such corporation, partnership or other entity, whether through the ownership of voting securities, by contract or otherwise.

1.3.3
“Applicable Law” means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities and tax legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder, and Stock Exchange Rules.

1.3.4
“Award Agreement” means the written or electronic agreement between the Corporation and a Participant under which the terms of an award are established, as contemplated by Section 4.1, together with such schedules, amendments, deletions or changes thereto as are permitted under the Plan.

1.3.5	“Award Date” means the effective date of a grant of PSUs or RSUs, as applicable, to a Participant as stated in the applicable Award Agreement.

1.3.6	“Award PSUs” means the number of PSUs awarded to a Participant in respect of a Performance Period and as stated in the applicable Award Agreement.

1.3.7	“Award RSUs” means the number of RSUs awarded to a Participant in as stated in the applicable Award Agreement.

1.3.8
“Award Value” means the value, in dollars, of an award made to a Participant and as stated in the applicable Award Agreement, which is provided under the Plan in the form of PSUs or RSUs, as the case may be.

1.3.9	“Board” means the Board of Directors of the Corporation.

1.3.10	“Change in Control” shall be deemed to have occurred for purposes of this Plan if:

(i)
there is any change in the holding, directly or indirectly, of securities of the Corporation (or the participating Affiliate by which the applicable Participant is employed) or of any voting rights attached to any securities of the Corporation (or the participating Affiliate by which the applicable Participant is employed), as a result of which any corporation or other person, or a group of corporations or persons acting in concert, or corporations or persons associated with or affiliated with any such corporation, person or group within the meaning of the Securities Act (Ontario), would be entitled to cast 50% or more of the votes attached to all shares of the Corporation (or the participating Affiliate by which the applicable Participant is employed) that may be cast to elect directors of the Corporation (or the participating Affiliate by which the applicable Participant is employed); or

(ii)
Incumbent Directors cease to constitute a majority of the Board of the Corporation (for the purposes of this paragraph, an “Incumbent Director” shall mean any member of the Board who is a member of the Board immediately prior to the occurrence of a contested election of directors of the Corporation); or

(iii)
the Board adopts a resolution to the effect that, for the purposes of this Plan, a Change in Control of the Corporation (or the participating Affiliate by which the applicable Participant is employed) has occurred, or that such a Change in Control is imminent, in which case, the date of the Change in Control shall be deemed to be the date specified in such resolution, provided that the Change in Control actually occurs.

1.3.11
“Committee” means, in relation to Awards to Participants other than members of the Senior Management Committee, the Senior Management Committee and, in relation to Awards to any member of the Senior Management Committee, the Board or such committee of the Board which may be designated by the Board as the “Committee” with respect to such Awards.

1.3.12	“Corporation” means Algonquin Power & Utilities Corp. and any successor corporation, whether by amalgamation, merger or otherwise.

1.3.13
“Disability” means a physical or mental incapacity of the Participant that has prevented the Participant from performing the duties customarily assigned to the Participant for one hundred and eighty (180) calendar days, whether or not consecutive, out of any twelve (12) consecutive months and that in the opinion of the Corporation, acting on the basis of advice from a duly qualified medical practitioner, is likely to continue to a similar degree.

1.3.14	“Dividend Equivalent Units” has the meaning set out in Section 5.2.

1.3.15	“Insider” has the meaning ascribed to this term for the purposes of the Stock Exchange rules relating to Securities-Based Compensation Arrangements.

1.3.16
“Market Value” at any date in respect of the Shares means the volume weighted average trading price of such Shares on the Toronto Stock Exchange (or, if such Shares are not then listed and posted for trading on the Toronto Stock Exchange, on such stock exchange in Canada on which such Shares are listed and posted for trading as may be selected for such purpose by the Committee) for the five (5) consecutive trading days immediately preceding such date, provided that in the event that such Shares did not trade on any of such trading days, the Market Value shall be the average of the bid and ask prices in respect of such Shares at the close of trading on all of such trading days and provided that in the event that such Shares are not listed and posted for trading on any stock exchange, the Market Value shall be the fair market value of such Shares as determined by the Committee in its sole discretion.

1.3.17	“Participant” means such executive or other employee of the Corporation or any Affiliate as the Committee may designate to receive a grant of PSUs or RSUs under the Plan pursuant to an Award Agreement

1.3.18	“Performance Adjustment Factor” means the performance adjustment factor (either upwards or downwards) calculated following the end of the Performance Period in accordance with the Award Agreement.

1.3.19
“Performance Criteria” means, in respect of a grant of a PSU, such financial and/or personal performance criteria as may be determined by the Committee in respect of a grant of PSUs to any Employee or Employees and set out in an Award Agreement. Performance Criteria may apply to the Corporation, an Affiliate, the Corporation and its Affiliates as a whole, a business unit of the Corporation or group comprised of the Corporation and one or more Affiliates, either individually, alternatively or in any combination, and measured either in total, incrementally or cumulatively over a specified Performance Period, on an absolute basis or relative to a pre-established target, to previous years’ results or to a designated comparator group.

1.3.20
“Performance Period” means, in respect of a grant of a PSU, the particular designated time period(s) in respect of which the Performance Criteria are assessed and determined to be satisfied by the Committee in order for such PSU to become a Vested PSU as set forth in the Award Agreement applicable to such grant.

1.3.21
“Period of Absence” means, with respect to a Participant, a period of time that lasts for at least ninety (90) days throughout which the Participant is on a leave of absence from the Corporation or an Affiliate that has been approved by the Corporation or Affiliate, as applicable, a Statutory Leave, or is experiencing a Disability.

1.3.22
“Plan” means this Performance and Restricted Share Unit Plan for Employees of Algonquin Power & Utilities Corp. and its Participating Affiliates, including any schedules or appendices hereto, as such may be amended from time to time and as attached to an Award Agreement.

1.3.23
“PSU Balance” in respect of any particular date means the number of PSUs recorded in a Participant’s Account in respect of a particular Performance Period, which shall include the PSU Award plus all Dividend Equivalent Units in respect of such PSUs.

1.3.24
“PSU” means a unit granted to a Participant that is represented by a bookkeeping entry on the books of the Corporation, the value of which on any particular date shall be equal to the Market Value and which generally becomes Vested, if at all, subject to the attainment of certain Performance Criteria and satisfaction of such other conditions to Vesting, if any, as may be determined by the Committee.

1.3.25
“RSU” means a unit granted to a Participant that is represented by a bookkeeping entry on the books of the Corporation, the value of which on any particular date shall be equal to the Market Value and which generally becomes Vested, if at all, following a period of continuous employment of the Participant with the Corporation or an Affiliate.

1.3.26
“Securities-Based Compensation Arrangement” means a stock option, stock option plan, employee stock purchase or ownership plan or any other compensation or incentive mechanism of the Corporation involving the issuance or potential issuance, from treasury, of Shares or other securities of the Corporation to employees, insiders or service providers, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise.

1.3.27
“Senior Management Committee” means the Chief Executive Officer of the Corporation with the input of the Chief Financial Officer of the Corporation and the President of the Corporation or, in relation to an Award to a Participant employed by a participating Affiliate, the President of such Affiliate, or such other committee or individuals which may be appointed by the Chief Executive Officer of the Corporation to, among other things, interpret, administer and implement the Plan in relation to Awards to Participants other than the members of the Senior Management Committee.

1.3.28
“Share” means a common share of the Corporation and such other share as may be substituted for it as a result of amendments to the articles of the Corporation, arrangement, reorganization or otherwise, including any rights that form a part of the common share or substituted share.

1.3.29
“Statutory Leave” means, with respect to a Participant, a period of time throughout which the Participant is on a leave of absence to which he or she is entitled under applicable legislation and following which he or she has the right, pursuant to such legislation, to return to active employment with the Corporation or an Affiliate.

1.3.30
“Stock Exchange” means the Toronto Stock Exchange, or if the Shares are not listed on the Toronto Stock Exchange, such other stock exchange on which the Shares are listed, or if the Shares are not listed on any stock exchange, then on the over-the-counter market.

1.3.31	“Stock Exchange Rules” means the applicable rules of the Stock Exchange.

1.3.32
“Vested” means the applicable conditions for payment or other settlement in relation to a whole number, or a percentage (which may be more or less than 100%) of the number of Award PSUs or Award RSUs determined by the Committee, (i) have been met; or (ii) have been waived or deemed to be met pursuant to the terms of the Plan or the applicable Award Agreement, and “Vest” or “Vesting” have a corresponding meaning

1.3.33
“Vesting Date” means, with respect to a PSU or RSU, the date on which the applicable conditions for payment or other settlement of such PSU or RSU are met, deemed to have been met or waived as contemplated in Section 1.3.32.

2.    CONSTRUCTION AND INTERPRETATION

2.1	Gender, Singular, Plural. In the Plan, references to the masculine include the feminine; and references to the singular shall include the plural and vice versa, as the context shall require.

2.2
Governing Law. The Plan shall be governed and interpreted in accordance with the laws of the Province of Ontario and any actions, proceedings or claims in any way pertaining to the Plan shall be commenced in the courts of the Province of Ontario.

2.3
Severability. If any provision or part of the Plan is determined to be void or unenforceable in whole or in part, such determination shall not affect the validity or enforcement of any other provision or part thereof.

2.4
Headings, Sections. Headings wherever used herein are for reference purposes only and do not limit or extend the meaning of the provisions herein contained. A reference to a section or schedule shall, except where expressly stated otherwise, mean a section or schedule of the Plan, as applicable.

3.    EFFECTIVE DATE AND EMPLOYMENT RIGHTS

3.1	Effective Date. The Corporation is establishing the Plan effective January 1, 2011.

3.2
No Employment Rights. Nothing contained in the Plan shall be deemed to give any person the right to be retained as an employee of the Corporation or of an Affiliate. For greater certainty, a period of notice, if any, or payment in lieu thereof, upon termination of employment, wrongful or otherwise, shall not be considered as extending the period of employment for the purposes of the Plan.

4.    PSU AND RSU GRANTS AND PERFORMANCE PERIODS

4.1	Awards of PSUs and RSUs. The Plan shall be administered by the Committee.
The Committee shall have the authority in its sole and absolute discretion to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan subject to and not inconsistent with the express provisions of this Plan, including, without limitation, the authority to:

4.1.1	determine the Award Value for each award under an Award Agreement;

4.1.2	make grants of PSUs and RSUs in respect of any award under an Award Agreement;

4.1.3	determine the Award Date for grants of PSUs and RSUs, if not the date on which the Committee determines to make such grants under an Award Agreement;

4.1.4	determine the Participants to whom, and the time or times at which, awards shall be made and PSUs and RSUs shall be granted under an Award Agreement;

4.1.5	approve or authorize the applicable form and terms of the related Award Agreements;

4.1.6
determine the terms and conditions of awards, and grants of PSUs and RSUs in respect thereof, to any Participant, including, without limitation the following, (A) the number of PSUs and RSUs to be granted; (B) the Performance Period(s) applicable to PSUs; (C) the Performance Criteria applicable to PSUs and any other conditions to the Vesting of any PSUs and RSUs granted hereunder; (D) the conditions, if any, upon which Vesting of any PSUs or RSUs will be waived or accelerated without any further action by the Committee;

(E) the extent to which the Performance Criteria must be achieved in order for any PSUs to become Vested PSUs and the multiplier, if any, that will be applied to determine the number of PSUs that become Vested PSUs having regard to the achievement of the Performance Criteria; (F) the circumstances in which a PSU or RSU shall be forfeited, cancelled or expire; (G) the consequences of a termination of employment with respect to a PSU or RSU; (H) the manner of settlement of Vested PSUs and Vested RSUs; and (I) whether and the terms upon which any Shares delivered upon settlement of a PSU or RSU must continue to be held by a Participant for any specified period;

4.1.7
determine whether and the extent to which any Performance Criteria applicable to the Vesting of a PSU or other conditions applicable to the Vesting of a PSU or RSU have been satisfied or shall be waived or modified;

4.1.8
amend the terms of any outstanding Award Agreement provided, however, that no such amendment, shall be made at any time to the extent such action would materially adversely affect the existing rights of a Participant with respect to any then outstanding PSU or RSU related to such Award Agreement without his or her consent in writing and provided further, however, that the Committee may amend the terms of an Award Agreement without the consent of the Participant if complying with Applicable Law;

4.1.9	determine whether, and the extent to which, adjustments shall be made pursuant to Section 5.3 and the terms of any such adjustments;

4.1.10	interpret the Plan and Award Agreements;

4.1.11	prescribe, amend and rescind such rules and regulations and make all determinations necessary or desirable for the administration and interpretation of the Plan and Award Agreements;

4.1.12	determine the terms and provisions of Award Agreements (which need not be identical) entered into in respect of awards hereunder; and

4.1.13	make all other determinations deemed necessary or advisable for the administration of the Plan.

4.2	Eligibility and Award Determination.

4.2.1
In determining the Participants to whom awards may be made and the Award Value (and accordingly the number of PSUs and RSUs to be granted) for each award (subject, in the case of PSUs, to adjustment based on achievement of Performance Criteria), the Committee may take into account such factors as it shall determine in its sole and absolute discretion.

4.2.2
The PSUs granted to a Participant for a Performance Period shall be determined by dividing the Award Value determined for the Participant for such Performance Period by the Market Value as at the end of the calendar quarter immediately preceding the Award Date, rounded down to the next whole number.

4.2.3
The RSUs granted to a Participant shall be determined by dividing the Award Value of an award to be provided to the Participant in the form of RSUs by the Market Value as at the end of the calendar quarter immediately preceding the Award Date, rounded down to the next whole number.

4.2.4
For greater certainty and without limiting the discretion conferred on the Committee pursuant to this Section, the Committee’s decision to approve a grant of PSUs in any Performance Period, or any grant of RSUs shall not entitle any Participant to an award of PSUs in respect of any other Performance Period or any future grant of RSUs; nor shall the Committee’s decision with respect to the size or terms and conditions of an award require it to approve an award of the same or similar size or with the same or similar terms and conditions to any Participant at any other time. No Participant has any claim or right to receive an award or any PSUs or RSUs.

4.2.5
An Award Agreement shall set forth, among other things, the following: the Award Date of the award evidenced thereby; the number of PSUs or RSUs, as applicable, granted in respect of such award; the Performance Criteria applicable to PSUs and any other conditions to the Vesting of the PSUs or RSUs, as applicable; in the case of PSUs, the applicable Performance Period; and may specify such other terms and conditions as the Committee shall determine or as shall be required under any other provision of the Plan. The Committee may include in an Award Agreement terms or conditions pertaining to confidentiality of information relating to the Corporation’s operations or businesses which must be complied with by a Participant including as a condition of the grant or Vesting of PSUs or RSUs.

4.3
PSUs and RSUs. Each whole PSU and RSU will give a Participant the right to receive either a Share or a cash payment, as determined by the Committee, in an amount determined in accordance with the terms of the Plan and the applicable Award Agreement. For greater certainty, a Participant shall have no right to receive Shares or a cash payment with respect to any PSUs or RSUs that do not become Vested PSUs or RSUs, as the case may be, under Article 7.

5.    ACCOUNTS, DIVIDEND EQUIVALENTS AND REORGANIZATION

5.1
Account. An account (“Account”) shall be maintained by the Corporation for each award made to each Participant pursuant to an Award Agreement and which will be credited with an opening balance equal to the Award PSUs and/or Award RSUs granted pursuant to such Award Agreement. PSUs or RSUs that fail to vest pursuant to Article 7, or that are paid out to the Participant or his legal representative, shall be cancelled and shall cease to be recorded in the Participant’s Account as of the date on which such PSUs or RSUs, as applicable, are forfeited or cancelled under the Plan or are paid out, as the case may be.

5.2
Dividend Equivalent Units. Whenever cash dividends are paid on the Shares during the Performance Period applicable to a particular Award Agreement, additional PSUs or RSUs, as applicable, will be credited to the Participant’s Account in accordance with this Section 5.2 (“Dividend Equivalent Units”). The number of such additional PSUs or RSUs to be credited to the Participant’s Account in respect of any particular dividend paid on the Shares will be calculated by dividing (i) the amount of the cash dividend that would have been paid to the Participant if each of the PSUs and RSUs recorded in the Participant’s Account as at the record date for the cash dividend had been Shares by (ii) the Market Value on the date on which the dividend is paid on the Shares. Dividend Equivalent Units shall Vest and be paid at the same time as the PSUs or RSUs, as applicable, to which they relate and shall be considered to be designated as payable in Shares or in cash as the related PSUs or RSUs in the Participant’s Account are so designated.

5.3
Adjustments. In the event of any stock dividend, stock split, combination or exchange of shares, capital reorganization, consolidation, spin‑off or other distribution (other than normal cash dividends) of the Corporation’s assets to shareholders, or any other similar changes affecting the Shares, proportionate adjustments to reflect such change or changes shall be made with respect to the number of PSUs and RSUs outstanding under the Plan, or securities into which the Shares are changed or are convertible or exchangeable and as may be substituted for Shares under this Plan, on a basis proportionate to the number of PSUs and RSUs in the Participant’s Account or some other appropriate basis, all as determined by the Committee in its sole discretion.

6.    FUNDING OF PSU AWARDS BY SHARE PURCHASES OR ISSUANCES

6.1	Maximum Number of Shares Issuable from Treasury. The maximum number of Shares that are issuable under the Plan to pay awards under the Plan shall be an aggregate of 500,000 Shares.

6.2
Purchases of Shares on Open Market. Any purchases of Shares pursuant to the Plan shall be made on the open market by a broker designated by the Corporation who is independent of the Corporation in accordance with Stock Exchange Rules and who is a member of the Stock Exchange. Subject to the foregoing part of this Section 6.1, any such designation may be changed from time to time.

6.3
Issuances of Shares from Treasury. Any issuances of Shares from treasury to pay awards as contemplated by Section 7.3 shall be issued at a price per Share equal to the Market Value on the date of issuance.

6.4	Insider Participation Limit. Awards under the Plan shall not be paid in Shares issued from treasury if, at the time of such issuance, such issuance could result, at any time, in:

6.4.1
the number of Shares reserved for issuance to Insiders under the Plan, together with Shares reserved for issuance to Insiders under all other Securities-Based Compensation Arrangements, exceeding 10% of the issued and outstanding Shares; or

6.4.2
the issuance to Insiders, within a one year period, of a number of Shares under the Plan, together with Shares that may be issued to Insiders under all other Securities-Based Compensation Arrangements, exceeding 10% of the issued and outstanding Shares.

7.    VESTING AND PAYMENT OF PSU AWARDS

7.1
Vesting of PSUs. Upon the first day immediately following the end of the Performance Period, the PSU’s represented by the PSU Balance as at such date shall vest, with the number of Vested PSUs being equal to the PSU Balance as at such date multiplied by the Performance Adjustment Factor as determined by the Committee in accordance with the Award Agreement. For certainty, in the event the Performance Adjustment Factor is equal to zero, no PSU’s will vest. Except where the context requires otherwise, each PSU which vests pursuant to Article 7 shall be referred to herein as a Vested PSU. PSUs which do not become Vested PSUs in accordance with this Article 7 shall be forfeited by the Participant and the Participant will have no further right, title or interest in such PSUs. The Participant waives any and all right to compensation or damages in consequence of the termination of employment (whether lawfully or unlawfully) or otherwise for any reason whatsoever insofar as those rights arise or may arise from the Participant ceasing to have rights or be entitled to receive any Shares or cash payment under the Plan pursuant to this Section 7.1.

7.2
Performance Criteria. The PSUs granted to a Participant under an Award Agreement and Section 4.1 (and the related Dividend Equivalent PSUs) shall become Vested PSUs only upon the Committee’s determination with respect to the Performance Adjustment Factor in accordance with the Award Agreement applicable to such PSUs or have been waived in accordance with Section 4.1.7.

7.3
Vesting of RSUs. Award RSUs shall Vest on the Vesting Date(s) specified in the Award Agreement for such Award RSUs, together with Dividend Equivalent Units granted in respect of such Award RSUs, in such proportion as is may be determined in accordance with such Award Agreement. Except where the context requires otherwise, each RSU which vests pursuant to Article 7 shall be referred to herein as a Vested RSU. RSUs which do not become Vested RSUs in accordance with this Article 7 shall be forfeited by the Participant and the Participant will have no further right, title or interest in such RSUs.

The Participant waives any and all right to compensation or damages in consequence of the termination of employment (whether lawfully or unlawfully) or otherwise for any reason whatsoever insofar as those rights arise or may arise from the Participant ceasing to have rights or be entitled to receive any Shares or cash payment under the Plan pursuant to this Section 7.3.

7.4
Payment in Shares. In the event that a Participant’s Vested PSUs or Vested RSUs have been designated by the Committee as payable in Shares, the Participant or his legal representative, as applicable, shall receive a number of Shares equal to the number of Vested PSUs credited to the Participant’s Account as of the last day of such Performance Period and the number of Vested RSUs credited to the Participant’s Account on the Vesting Date thereof that have been designated for payment in Shares (rounded down to the nearest whole number of Shares). The Shares shall be distributed to the Participant or his legal representative, as applicable, in a single transfer no later than six (6) months following the last day of the Performance Period (or, in the event of the Participant’s death, no later than six (6) months following the date of the Participant’s death).

7.5
Payment in Cash. In the event that a Participant’s Vested PSUs or Vested RSUs have not been designated by the Committee as payable in Shares, the Participant or his legal representative, as applicable, shall receive a cash payment equal to: (i) in the case of PSUs, the Market Value determined as of the last day of the Performance Period multiplied by the number of Vested PSUs credited to his PSU Account as of the last day of such Performance Period, (rounded down to the nearest whole number of PSUs); and (ii) in the case of RSUs, the Market Value determined as of the Vesting Date of such RSUs multiplied by the number of Vested RSUs credited to his Account as of the Vesting Date (rounded down to the nearest whole number of PSUs). Subject to Section 10.10, the cash payment shall be made to the Participant or his legal representative, as applicable, in a single lump sum no later than six (6) months following the last day of the Performance Period or Vesting Date, as applicable (or, in the event of the Participant’s death, no later than six (6) months following the date of the Participant’s death), less any applicable statutory withholdings or deductions.

7.6	Death, Period of Absence.

7.6.1
Death. Where the employment of a Participant terminates during a Performance Period in the case of PSUs or prior to a Vesting Date in the case of RSUs by reason of the Participant’s death: (i) the PSUs credited to the Participant’s Account as at December 31 of the year immediately preceding the Participant’s date of death shall continue to be eligible to become Vested PSUs in accordance with Sections 7.1 and 7.2; and (ii) the RSUs credited to the Participant’s Account as at December 31 of the year immediately preceding the Participant’s date of death shall Vest as of the Participant`s date of death. The Participant shall be entitled to receive in cash or in Shares (or a combination thereof), as specified by the Committee, a payment relating to such Vested PSUs and/or RSUs determined in accordance with Sections 7.4 or 7.5. For greater clarity, the number of Vested PSUs used to calculate the value of the payment shall equal the number of Vested PSUs determined in accordance with Sections 7.1 and 7.2 as at December 31 of the year immediately preceding the Participant’s date of death.

7.6.2
Period of Absence. In the event of a Participant’s Period of Absence during a Performance Period for PSUs or prior to a Vesting Date for RSUs and subject to this Section 7.6.2 and Section 7.6.4, PSUs and RSUs credited to the Participant’s Account immediately prior to the commencement of such Period of Absence (and any related Dividend Equivalent PSUs and RSUs) shall continue to be eligible to become Vested in accordance with the provisions of Sections 7.1 and 7.2 and the Participant shall be entitled to receive in cash or in Shares (or a combination thereof), as specified by the Committee in respect of such Vested PSUs and Vested RSUs determined in accordance with Section 7.4 or 7.5, as applicable, except that the number of Vested PSUs and Vested RSUs used to calculate the value of the payment shall equal the number of Vested PSUs or Vested RSUs, as applicable determined in accordance with Section 7.1 and 7.2 multiplied by a fraction, the numerator of which equals the number of whole and partial months in the Performance Period for which the Participant actively performed services for the Corporation or an Affiliate and the denominator of which equals the number of whole and partial months in the Performance Period; in the case of PSUs, or in the period from the Award Date to the Vesting Date of such RSUs.

7.6.3
For greater clarity, no additional PSUs or RSUs (whether pursuant to Section 4.1 or in the form of Dividend Equivalent Units) shall be granted to a Participant following his or her date of death or during his or her Period of Absence, including following his or her date of Disability.

7.6.4
Notwithstanding Section 7.6.2, where a Participant experiences a Period of Absence that extends beyond the end of a Performance Period for PSUs or a Vesting Date for RSUs and fails to return to active full-time employment with the Corporation or an Affiliate within one hundred and eighty (180) days following the end of such Performance Period or such Vesting Date, no portion of the PSUs subject to such Performance Period or RSUs that would otherwise Vest on such Vesting Date shall Vest and the Participant shall receive no payment or other compensation in respect of such PSUs or RSUs or loss thereof, on account of damages or otherwise.

7.7
Other Terminations of Employment. In the event that, during a Performance Period with respect to PSUs or prior to a Vesting Date with respect to RSUs, (i) the Participant’s employment is terminated by the Corporation or an Affiliate of the Corporation for any reason, or (ii) a Participant voluntarily terminates his employment with the Corporation or an Affiliate of the Corporation, including due to retirement, no portion of the PSUs subject to such Performance Period or RSUs that would otherwise Vest on such Vesting Date shall Vest and the Participant shall receive no payment or other compensation in respect of such PSUs or RSUs or loss thereof, on account of damages or otherwise; provided that any Vested PSUs and Vested RSUs will be settled in accordance with Sections 7.4 and 7.5.

7.8
Change in Control. Notwithstanding any other provision of the Plan, but subject to the terms of any Award Agreement or any employment agreement between the Participant and the Corporation or any Affiliate, in the event of a Change in Control, all PSUs and RSUs credited to each Account (including for greater certainty Dividend Equivalent Units) which have not become Vested PSUs or Vested RSUs, shall become Vested PSUs and Vested RSUs on the basis of one (1) PSU becoming one (1) Vested PSU and one (1) RSU becoming one (1) Vested RSU, as at the time of Change in Control (unless otherwise determined by the Committee). As soon as practicable following a Change in Control each Participant shall, at the discretion of the Committee, receive in cash or in Shares (or a combination thereof) a payment equal to the number of such Vested PSUs and Vested RSUs (as determined pursuant to this Section 7.7) credited to the Participant’s Account at the time of the Change in Control (rounded down to the nearest whole number of Vested PSUs and Vested RSUs) multiplied by the price at which the Shares are valued for the purpose of the transaction or series of transactions giving rise to the Change in Control, or if there is no such transaction or transactions at the Market Value on the date of the Change in Control, less any statutory withholdings or deductions. Notwithstanding the foregoing, where a Change in Control occurs and no Shares are distributed and no cash payments are made to a Participant within thirty (30) days following the Change in Control, the Corporation shall cease to have the discretion to provide the Participant with Shares and shall be required to pay (or cause an Affiliate to pay) to the Participant in respect of his Vested PSUs and Vested RSUs and Dividend Equivalent Units the amount determined in accordance with the cash payment formula set out above.

8.    CURRENCY

8.1	Currency. All references in the Plan to currency refer to lawful Canadian or United States currency as indicated.
9.    SHAREHOLDER RIGHTS

9.1
No Rights to Shares. PSUs and RSUs are not Shares and neither the grant of PSUs or RSUs nor the fact that Shares may be acquired by, or provided from, the Corporation in satisfaction of Vested PSUs or Vested RSUs will entitle a Participant to any shareholder rights, including, without limitation, voting rights, dividend entitlement or rights on liquidation.

10.    ADMINISTRATION

10.1	Committee. Unless otherwise determined by the Board, the Plan shall be administered by the Committee.

10.2
Delegation and Administration. The Committee may delegate to any one or more directors, officers or employees of the Corporation and/or its participating Affiliates such duties and powers relating to the Plan as it may see fit. The Committee may, in its discretion, delegate such of its powers, rights and duties under the Plan, in whole or in part, to any committee or any one or more directors, officers or employees of the Corporation and/or its participating Affiliates as it may determine from time to time, on terms and conditions as it may determine, except the Committee shall not, and shall not be permitted to, delegate any such powers, rights or duties to the extent such delegation is not consistent with Applicable Law. .

10.3
Effects of Committee’s Decision. Any interpretation, rule, regulation, determination or other act of the Committee hereunder shall be made in its sole discretion and shall be conclusively binding upon all persons.

10.4
Liability Limitation. No member of the Committee, the Board or any officer, director or employee of the Corporation or any Affiliate shall be liable for any action or determination made in good faith pursuant to the Plan or any Award Agreement under the Plan. To the fullest extent permitted by law, the Corporation and its Affiliates shall indemnify and save harmless each person made, or threatened to be made, a party to any action or proceeding in respect of the Plan by reason of the fact that such person is or was a member of the Committee or the Board or is or was an officer, director or employee of the Corporation or an Affiliate.

10.5
Compliance with Laws and Policies. The Corporation’s issuance of any PSUs and RSUs and its obligation to make any payments or discretion to provide any Shares hereunder is subject to compliance with Applicable Law. Each Participant shall acknowledge and agree (and shall be conclusively deemed to have so acknowledged and agreed by participating in the Plan) that the Participant will, at all times, act in strict compliance with Applicable Law and all other laws and any policies of the Corporation applicable to the Participant in connection with the Plan including, without limitation, furnishing to the Corporation all information and undertakings as may be required to permit compliance with Applicable Law. Such laws, regulations, rules and policies shall include, without limitation, those governing “insiders” or “reporting issuers” as those terms are construed for the purposes of Applicable Laws.

10.6
Withholdings. So as to ensure that the Corporation or an Affiliate, as applicable, will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions, the Corporation, or an Affiliate may withhold or cause to be withheld from any amount payable to a Participant, either under this Plan, or otherwise, such amount, or may require the sale of such number of Shares, as may be necessary to permit the Corporation or the Affiliate, as applicable, to so comply.

10.7
No Additional Rights. Neither designation of an employee as a Participant nor the establishment of an Award Value for or grant of any PSUs or RSUs to any Participant entitles any person to the establishment of an Award Value, grant, or any additional grant, as the case may be, of any PSUs or RSUs under the Plan.

10.8	Amendment, Termination. The Plan may be amended or terminated at any time by the Committee in whole or in part, provided that:

10.8.1
no amendment of the Plan shall, without the consent of the Participants affected by the amendment, or unless required by Applicable Law, adversely affect the rights accrued to such Participants with respect to PSUs or RSUs granted prior to the date of the amendment;

10.8.2	no amendment of the Plan shall be effective unless such amendment is approved by the Stock Exchange; and

10.8.3	approval by a majority of the votes cast by shareholders present and voting in person or by proxy at a meeting of shareholders of the Corporation shall be obtained for any:

10.8.3.1	amendment for which, under the requirements of the Stock Exchange or any applicable law, shareholder approval is required;

10.8.3.2	reduction of the purchase price of Shares issued or purchased to pay awards granted under the Plan or the cancellation and reissuance of awards under the Plan;

10.8.3.3	extension of the term of an award under the Plan beyond the original expiry date of the award;

10.8.3.4	any amendment to remove or exceed the insider participation limit set out in Section 6.4;

10.8.3.5	an increase to the maximum number of Shares issuable from treasury under the Plan;

10.8.3.6	amendments to eligible Participants that may permit the introduction or non-employee directors on a discretionary basis;

10.8.3.7	allowance of awards granted under the Plan to be transferable or assignable other than for estate settlement purposes; or

10.8.3.8	amendment to this Section 10.8.

10.9
Administration Costs. The Corporation will be responsible for all costs relating to the administration of the Plan. For greater certainty and unless otherwise determined by the Committee, a Participant shall be responsible for brokerage fees and other administration or transaction costs relating to the transfer, sale or other disposition of Shares on behalf of the Participant that have been previously distributed to or provided to the Participant pursuant to the Plan.

10.10
Compliance with Section 409A of the U.S. Internal Revenue Code. Notwithstanding any provision in this Plan or an Award Agreement to the contrary, to the extent a Participant is subject to taxation under the U.S. Internal Revenue Code of 1986, as amended (the “U.S. Tax Code”), then any PSUs and RSUs awarded to such Participant shall be interpreted and administered so that any amount payable with respect to such awards shall be paid in a manner that is either exempt from or compliant with the requirements of Section 409A of the U.S. Tax Code and the applicable regulatory and other guidance issued thereunder (“Section 409A”).  In furtherance of the foregoing, and notwithstanding Section 7.4 or 7.5 to the contrary, if any PSU or RSU awarded under this Plan would constitute non-

exempt “deferred compensation” for purposes of Section 409A, then payment shall be made to the Participant or his legal representative, as applicable, in a single lump sum, less any applicable statutory withholdings or deductions, either (1) during the immediately following calendar year if the last day of the Performance Period or the Vesting Date, as applicable, is December 31, or (2) if (1) does not apply, no later than 90 days following the last day of the Performance Period or Vesting Date, as applicable (or, in the event of the Participant’s death, no later than 90 days following the date of the Participant’s death), provided that the Participant does not have a right to designate the year of the payment.  Neither the Committee, the Corporation nor its directors, officers or employees make any representations or warranties regarding the tax treatment of any payments under the Plan and none of them shall be held liable for any taxes, interest, penalties or other monetary amounts owed by a Participant as a result of the application of Section 409A.
11.    ASSIGNMENT

11.1	Assignment. The assignment or transfer of the PSUs or RSUs, or any other benefits under this Plan, shall not be permitted, other than by operation of law.

Schedule “D”

ALGONQUIN POWER & UTILITIES CORP.

MANDATE OF THE BOARD OF DIRECTORS

1.PURPOSE

(a)
The board of directors (the “Board”) of Algonquin Power & Utilities Corp. (the “Corporation”) has the power and authority to supervise the activities and manage the investments and affairs of the Corporation. The Board, directly and through its committees, shall manage, or supervise the management of, the business and affairs of the Corporation.

2.MEMBERSHIP, ORGANIZATION AND MEETINGS

(a)
General - The composition and organization of the Board, including: the number, qualifications and remuneration of directors; residency requirements; quorum requirements; meeting procedures and notices of meetings are as established by the Corporation’s articles of incorporation (the “Articles”) and by-laws (the “By-Laws”), as amended and restated from time to time.

(b)
Independence - The Board shall establish independence standards for the Board in accordance with the binding requirements of any stock exchanges on which the Corporation’s securities are listed and all other applicable laws (collectively, the “Applicable Requirements”), and, at least annually, shall determine the independence of each director in accordance with these standards.

(c)
Independence of Chair of the Board / Lead Director – The Chair of the Board shall be an independent director, unless the Board determines that it is inappropriate to require the Chair of the Board to be independent, then the independent directors shall select from their number a director who will act as “Lead Director” and who will assume responsibility for providing leadership to enhance the effectiveness and independence of the Board. The Lead Director shall be chosen at a meeting of independent directors that is not attended by non-independent Board members or management of the Corporation. The Chair of the Board, if independent, or the Lead Director if the Chair of the Board is not independent, shall act as the effective leader of the Board and ensure that the Board’s agenda will enable it to successfully carry out its duties. The Chair of the Board shall not be the chief executive officer of the Corporation.

(d)
Access to Management and Outside Advisors - The Board shall have unrestricted access to the management and employees of the Corporation and its subsidiary entities. The Board shall have the authority to retain external legal counsel, consultants or other advisors to assist them in fulfilling their responsibilities and to set and pay the respective compensation of these advisors without consulting or obtaining the approval of any Corporation officer. The Corporation shall provide appropriate funding, as determined by the Board, for the services of these advisors.

(e)
Secretary and Minutes - The Board shall request that an officer of the Corporation, external legal counsel or any other person act as secretary of each meeting of the Board. Minutes of meetings of the Board shall be recorded and maintained and subsequently presented to the Board for approval.

(f)	Meetings Without Management - At each meeting of the Board, directors shall, under the oversight of the Chair of the Board or the Lead Director, as applicable, meet without management being present.
3.ELECTION OF DIRECTORS

(a)
Voting for Individual Directors – At each annual meeting of the shareholders, the Corporation shall submit to its shareholders the name of each candidate being recommended by the Board for election by the shareholders. In an uncontested election of directors (as defined under Section 3.2), shareholders shall be asked to vote (or withhold from voting) on each individual director (rather than on a slate of directors). In a contested election of directors, the Corporation will retain the discretion to use slate voting.

(b)
Majority Voting in Director Elections - In this Policy, an “uncontested election” shall mean an election at a shareholder’s meeting of the Corporation in which the number of nominees for director (“Director”) shall be equal to the number of Directors to be elected. In a contested election, this Policy shall not apply and nominees shall be elected by plurality voting.

In an uncontested election of Directors, where a nominee for Director (the “Subject Director”) is not elected by at least a majority (50% + 1 vote) of the votes cast with regard to his or her election, the Subject Director must immediately tender resignation to the board of directors (the “Board”). The Corporate Governance Committee of the Board shall, within 90 days of the shareholder’s meeting, determine whether to accept the Subject Director resignation, which resignation should be accepted absent exceptional circumstances. The resignation shall become effective when accepted by the Board.
As soon as practicable following receipt of the resignation of the Subject Director:

(i)	the Corporation shall issue a press release with the board’s decision including, in the case of the Board not accepting the resignation, the reasoning behind such decision, and

(ii)
the Board may (i) leave the resultant vacancy in the Board unfilled until the next annual meeting of shareholders of the Corporation; (ii) fill the vacancy through the appointment of a Director whom the Board considers to merit the confidence of the shareholders of the Corporation; or (iii) call a special meeting of the shareholders of the Corporation to consider the election of a nominee recommended by the Board to fill the vacant position.

The Subject Director shall not participate in any meeting of the Board or committee of the Board at which the resignation is considered. However, the Subject Director shall remain active and engaged in all other Board and other applicable Board committee activities, deliberations and decisions during this process. If each member of the Corporate Governance Committee received a Majority Withheld Vote at the same election, then the independent Directors who did not receive a Majority Withheld Vote shall appoint a committee amongst themselves to consider whether to accept the Subject Director resignation, provided that if the only Directors who did not receive Majority Withheld Votes in the same election constitute three or fewer Directors, all Directors may participate in the action regarding whether to accept the resignation of the Subject Directors.
This Policy, on an annual basis, shall be fully described in the materials sent to shareholders of the Corporation in connection with a meeting at which Directors are to be elected. Following any uncontested meeting at which Directors are elected, the Corporation shall issue a news release disclosing the detailed voting results for each director candidate, which shall include one of the following:

(i) the percentages of votes received “for” and “withheld” for each director;
(ii)the total votes cast by ballot with the number each director received “for”; or
(iii)the percentages and total number of votes received “for” each director.
If a formal count is not conducted, votes represented by proxy shall be disclosed.
The Board may at any time in its sole discretion supplement or amend any provision of this policy in any respect, subject to compliance with the TSX Company Manual. The Board will have the exclusive power and authority to administer this policy, including without limitation the right and power to interpret the provisions of this policy and make all determinations deemed necessary or advisable for the administration of this policy. All such actions, interpretations and determinations which are done or made by the Board in good faith will be final, conclusive and binding.
4.FUNCTIONS AND RESPONSIBILITIES
The Board shall have the functions and responsibilities set out below. In addition to these functions and responsibilities, the Board shall perform such duties as may be required by the Applicable Requirements, the Articles and the By-Laws.

(a)	Strategic Planning

(i)
Strategic Plans - At least annually, the Board shall review and, if advisable, approve the Corporation’s strategic planning process and short- and long-term strategic plans prepared by management of the Corporation. In discharging this responsibility, the Board shall review the plans in light of management’s assessment of emerging trends, opportunities, the competitive environment, risk issues and significant business practices.

(ii)	Business Plans - The Board shall review and, if advisable, approve the Corporation’s annual business plans.

(iii)
Monitoring - At least annually, the Board shall review management’s implementation of the Corporation’s strategic and business plans. The Board shall review and, if advisable, approve any material amendments to, or variances from, these plans.

(b)	Risk Management

(i)
General - At least annually, the Board shall, with the assistance of the Audit Committee, review reports provided by management of the Corporation of material risks associated with the businesses and operations of the Corporation’s subsidiary entities, review the implementation by management of systems to manage these risks and review reports by management relating to the operation of and any material deficiencies in these systems.

(ii)
Verification of Controls - The Board shall, with the assistance of the Audit Committee, verify that internal, financial, non-financial and business control and information systems have been established by management and that the Corporation is applying appropriate standards of corporate conduct for these controls.

(c)	Human Resource Management

(i)	General - At least annually, the Board shall, with the assistance of management, review the Corporation’s approach to human resource management and executive compensation.

(ii)
Succession Review - At least annually, the Board shall, with the assistance of the Compensation Committee, as applicable, review the Chair of the Board and the senior management succession plans of the Corporation including its Chief Executive Officer.

(iii)	Integrity of Senior Management - The Board shall, to the extent feasible, satisfy itself as to the integrity of senior management of the Corporation.

(d)	Corporate Governance

(i)	General - At least annually, the Board shall, in conjunction with the Corporate Governance Committee, review the Corporation’s approach to corporate governance.

(ii)
Board Independence - At least annually, the Board shall, in conjunction with the Corporate Governance Committee, evaluate the independence standards established by the Board and the Board's ability to act independently from management in fulfilling its duties.

(iii)
Ethics Reporting- At least annually, the Board shall, in conjunction with the Corporate Governance Committee, review reports provided by management relating to compliance with, or material deficiencies of, the Corporation’s Code of Business Conduct and Ethics.

(e)	Financial Information

(i)
General - At least annually, the Board shall, in conjunction with the Audit Committee, review the Corporation’s internal controls relating to financial information and reports provided by management on material deficiencies in, or material changes to, these controls.

(ii)
Integrity of Financial Information - The Board shall, in conjunction with the Audit Committee, review the integrity of the Corporation’s financial information and systems, the effectiveness of internal controls and management's assertions on internal control and disclosure control procedures.

(iii)
Financial Statements – The Board shall review the recommendation of the Audit Committee with respect to the annual financial statements and Management’s Discussion & Analysis (“MD&A”) of such financial statements to be delivered to shareholders. If appropriate, the Board shall approve such financial statements and MD&A.

(f)	Communications

(i)
General - At least annually, the Board in conjunction with management shall review the Corporation’s overall communications strategy, including measures for receiving feedback from the Corporation’s shareholders.

(ii)
Disclosure - At least annually, the Board shall review management's compliance with the Corporation’s disclosure policies and procedures. The Board shall, if advisable, approve material changes to the Corporation’s disclosure policies and procedures.

(g)	Committees of the Board

(i)
Board’s Committees - The Board has established the following committees of the Board: the Audit Committee, the Corporate Governance Committee, the Disclosure Committee and the Compensation Committee. Subject to applicable law and the Articles and By-Laws of the Corporation, the Board may establish other committees or merge any committee of the Board with any other committee of the Board.

(ii)
Committee Charters - The Board has approved charters for each committee and shall approve charters for each new committee of the Board. At least annually, each charter shall be reviewed, and, based on recommendations of the Corporate Governance Committee and the Chair of the Board, as applicable, approved by the Board.

(iii)	Delegation to Committees - The Board has delegated for approval or review the matters set out in each committee's charter to that committee.

(iv)	Consideration of Committee Recommendations - As required, the Board shall consider for approval the specific matters delegated for review to committees of the Board.

(v)
Board/Committee Communication - To facilitate communication between the Board and each committee of the Board, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after each meeting of the committee.

5.RESPONSIBILITIES OF INDIVIDUAL DIRECTORS

(a)
Responsibilities Set out in the Mandate – A director shall review and participate in the work of the Board necessary in order for the Board to discharge the duties and responsibilities set out in accordance with this mandate.

(b)	Meeting Preparation and Attendance – In connection with each meeting of the Board and each meeting of a committee of the Board of which the director is a member, a director shall:

(iv)
review thoroughly the material provided to the director in connection with the meeting, provided that such review is practicable in the view of the time at which such material was delivered to the director;

(v)	attend all scheduled meetings (absent extenuating circumstances) of the Board and meetings of committees on which a director serves; and

(vi)	attend each meeting in person to the extent practicable (unless the meeting is scheduled to be held by phone or video-conference).

(c)	Assessment – A director shall participate in such processes as may be established by the Board for assessing the Board, its committees and individual directors.

(d)	Other Responsibilities – A director shall perform such other functions as may be delegated to that director by the Board or any committee of the Board from time to time.
6.OWNERSHIP GUIDELINES

(a)
Director Equity Ownership Guidelines – All directors are expected to maintain a meaningful equity ownership interest in the Corporation in order to align their interests with those of the shareholders. In particular, each director shall maintain equity ownership (the “Director Equity Guideline”) of a value equal to approximately three times the value of his or her annual cash retainer.

(b)
Timing of Compliance – Directors will have up to five years from the latter of the time of initial appointment or election to the Board or the adoption of the policy related to the Director Equity Guideline to achieve the Director Equity Guideline. The Board may vary the time for compliance in extenuating circumstances.

(c)
Valuation – Equity ownership will be calculated on the basis of the market value of the Common Shares of the Corporation at the time such valuation is made, subject to the Board’s discretion with regard to short-term fluctuations in the market price of the Common Shares.

7.ORIENTATION, SELF-ASSESSMENT AND EVALUATION

(a)	Each director shall participate in orientation and continuing education programs developed for the Board.

(b)
At least annually, the Board shall along with the Corporate Governance Committee conduct regular assessments of the overall effectiveness of the Board, its committees, the Chair of the Board and the Chairs of the committees of the board taking into consideration the relevant mandates and terms of reference. The Board shall also conduct an assessment of the contributions of individual directors. The assessments of individual directors will take into account, among other things, self-assessments, confidential peer-review surveys completed by each director and the consideration of the competencies and skills that each director is expected to bring to the Board.

8.CURRENCY OF MANDATE
The mandate was last revised and approved by the Board of Directors of Algonquin Power & Utilities Corp. as of March 14, 2014.